Exhibit 99.1

3rd Quarter 2009 • Report to Shareholders • Three and nine months ended July 31, 2009
TD Bank Financial Group Reports Third Quarter 2009 Results

THIRD QUARTER FINANCIAL HIGHLIGHTS, compared with the third quarter a year ago:
•	Reported diluted earnings per share1 were $1.01, compared with $1.21.
•	Adjusted diluted earnings per share2 were $1.47, compared with $1.35.
•	Reported net income1 was $912 million, compared with $997 million.
•	Adjusted net income2 was $1,303 million, compared with $1,115 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July 31, 2009, compared with the corresponding period a year ago:
•	Reported diluted earnings per share1 were $2.51, compared with $3.65.
•	Adjusted diluted earnings per share2 were $4.04, compared with $4.12.
•	Reported net income1 was $2,242 million, compared with $2,819 million.
•	Adjusted net income2 was $3,541 million, compared with $3,148 million.

THIRD QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The third quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $122 million after tax (15 cents per share), compared with $111 million after tax (13 cents per share) in the third quarter last year.
•	A loss of $43 million after tax (5 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio.
•
Restructuring and integration charges of $70 million after tax (8 cents per share), relating to the acquisition of Commerce, compared with $15 million after tax (2 cents per share) in the third quarter last year.

•
A loss of $75 million after tax (9 cents per share) due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses, compared with a gain of $22 million after tax (3 cents per share) in the third quarter last year.

•	An increase of $46 million after tax (5 cents per share) in general allowance for Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.
•	A special assessment charge of $35 million after tax (4 cents per share) from the Federal Deposit Insurance Corporation.
All dollar amounts are expressed in Canadian currency unless otherwise noted.

1 Reported results are prepared in accordance with Canadian generally accepted accounting principles.
2 Reported and adjusted results are explained under the “How the Bank Reports” section.

TORONTO, August 27, 2009 - TD Bank Financial Group (TDBFG) today announced its financial results for the third quarter ended July 31, 2009. Results for the quarter included very strong contributions from the Canadian Personal and Commercial Banking and Wholesale Banking segments, and good results from the Wealth Management and U.S. Personal and Commercial Banking segments, which both continue to manage well through challenging financial markets.
“While we expected TD’s businesses to hold up well under the weight of a global recession, their resilience is remarkable and has exceeded our expectations,” said Ed Clark, President and Chief Executive Officer, TDBFG. “Adjusted net income was up 17% from last year, a new record, with over $1 billion in retail earnings alone. We’re obviously feeling pretty good about these results, which really showcase TD’s earnings power and why we see tremendous potential upside in those earnings once conditions normalize.”

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 2

THIRD QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted record earnings of $677 million in the third quarter, up 5% from the same period last year. The impact of very strong volume growth in personal and commercial lending and improving efficiency more than offset higher provision for credit losses.
“Faced with a challenging economic environment, TD Canada Trust delivered a quarter full of records - record revenue, efficiency, earnings and customer satisfaction, highlighted by TDCT winning the J.D. Power customer-satisfaction award for the fourth year in a row and the Synovate award for customer-service excellence for the fifth year in a row,” said Clark. “Looking forward, we remain cautious in this uncertain environment, but we’re certainly feeling good about these results and our position as the leader in service and convenience.”

Wealth Management
Wealth Management, including TDBFG’s equity share in TD Ameritrade, earned net income of $163 million in the quarter, down 19% from the third quarter of last year, as record transactional volumes in online brokerage operations were more than offset by the impact of market declines in the mutual fund and advice-based businesses. As previously announced, TD Ameritrade contributed $68 million in earnings to the segment, with record average trades per day in its quarter ended June 30, 2009.
“Our wealth businesses performed well, with earnings up nearly 30% from the last quarter,” said Clark. “With strong client engagement and continued investments in the business, wealth management is very well positioned for the future.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated $172 million in reported net income. Excluding restructuring and integration charges, the segment earned $242 million in adjusted net income for the quarter, down 11% from the same period last year due to higher loan losses reflecting the recessionary environment.
“These are good results in the current economic context driven by solid fundamentals, with growth in both lending and deposits,” said Clark. “While credit losses are certainly higher than last year, we continue to see good relative credit performance.”
“The integration continues to be a great success story, with synergies and new store openings continuing on target,” Clark added. “We are very pleased with the power of our U.S. retail franchise, TD Bank, America’s Most Convenient Bank.”

Wholesale Banking
Wholesale Banking earned net income for the quarter of $327 million, up $290 million from the same period last year. Very strong trading and capital market fee revenues led robust results across the business, as credit markets improved and market activity increased. These results more than outweighed realized net security losses related to the strategic decision to exit the public equity investment portfolio, which was completed this quarter.
“TD Securities improved its strategic positioning while also achieving record results - a remarkable achievement,” said Clark. “And the resulting decline in both market risk and risk-weighted assets has allowed us to redeploy capital strategically.”
“While we do not view performance as sustainable at this level and remain cautious about the volatile operating environment, TD Securities is proving that you can actually reduce risk and get better results.”

Conclusion
“Last quarter we said this may be a recession in which we actually grow lending through the downturn. This has been proven out, as our very strong capital position has allowed us to provide access to credit, filling the gaps left by those who have exited the lending market,” said Clark. “While the recession is turning out to be less severe than we expected, looking forward we remain cautious and continue to expect a tough 2010. But this quarter’s results show that strong businesses can perform even in tough economic conditions.”

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 3

CONTENTS

1	THIRD QUARTER FINANCIAL HIGHLIGHTS AND	26	Quarterly Results
	ADJUSTMENTS (ITEMS OF NOTE)	27	Accounting Policies and Estimates
		28	Changes in Internal Control over Financial Reporting
	MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Financial Highlights		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
5	How We Performed	29	Interim Consolidated Balance Sheet
8	Financial Results Overview	30	Interim Consolidated Statement of Income
12	How Our Businesses Performed	31	Interim Consolidated Statement of Changes in
17	Balance Sheet Review		Shareholders’ Equity
18	Credit Portfolio Quality	31	Interim Consolidated Statement of Comprehensive Income
19	Securities Portfolio	32	Interim Consolidated Statement of Cash Flows
20	Capital Position	33	Notes to Interim Consolidated Financial Statements
20	Managing Risk
23	Off-Balance Sheet Arrangements	48	SHAREHOLDER AND INVESTOR INFORMATION

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, TD Bank Financial Group (TDBFG or the Bank) makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2009 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2009 for the Bank are set out in the Bank’s 2008 Annual Report under the heading “Economic Summary and Outlook” and for each of our business segments, under the heading “Business Outlook and Focus for 2009.” Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current, unprecedented financial and economic environment, such risks and uncertainties may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors - many of which are beyond our control and the effects of which can be difficult to predict - that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2008 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in existing and newly introduced monetary and economic policies in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; defaults by other financial institutions in Canada, the U.S. and other countries; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies (including future accounting changes) and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and increased competition for funding; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s businesses, financial results, financial condition or liquidity. The preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 64 of the Bank’s 2008 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. Any forward-looking information or statements contained in this document represent the views of management only as of the date hereof. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Financial Group (TDBFG or the Bank) for the three and nine months ended July 31, 2009, compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2008 Annual Report. This MD&A is dated August 26, 2009. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

FINANCIAL HIGHLIGHTS

	For the three months ended			For the nine months ended
	July 31	Apr.30	July 31	July 31	July 31
(millions of Canadian dollars, except as noted)	2009	2009	2008	20091	2008
Results of operations
Total revenue	$4,667	$4,325	$4,037	$13,142	$11,029
Provision for credit losses	557	656	288	1,750	775
Non-interest expenses	3,045	3,051	2,701	9,116	7,135
Net income - reported2	912	618	997	2,242	2,819
Net income - adjusted2	1,303	1,089	1,115	3,541	3,148
Economic profit3	258	58	321	492	1,073
Return on common equity - reported	9.8%	6.6%	13.4%	8.2%	14.8%
Return on invested capital3	12.6%	10.6%	13.1%	11.7%	14.2%
Financial position
Total assets	$544,590	$574,882	$508,839	$544,590	$508,839
Total risk-weighted assets	189,745	199,745	184,674	189,745	184,674
Total shareholders’ equity	37,788	39,627	31,293	37,788	31,293
Financial ratios - reported
Efficiency ratio - reported	65.2%	70.6%	66.9%	69.4%	64.7%
Efficiency ratio - adjusted	56.6%	60.3%	62.8%	59.4%	60.7%
Tier 1 capital to risk-weighted assets	11.2%	10.9%	9.5%	11.2%	9.5%
Provision for credit losses as a % of net average loans	0.91%	1.12%	0.51%	0.98%	0.51%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.01	$0.68	$1.22	$2.51	$3.68
Diluted earnings	1.01	0.68	1.21	2.51	3.65
Dividends	0.61	0.61	0.59	1.83	1.75
Book value	40.27	42.60	36.75	40.27	36.75
Closing share price	63.11	47.10	62.29	63.11	62.29
Shares outstanding (millions)
Average basic	851.5	848.8	804.0	844.3	756.8
Average diluted	855.4	849.8	811.0	846.5	763.2
End of period	854.1	850.6	807.3	854.1	807.3
Market capitalization (billions of Canadian dollars)	$53.9	$40.1	$50.3	$53.9	$50.3
Dividend yield	4.4%	5.9%	3.7%	5.1%	3.6%
Dividend payout ratio	60.1%	89.8%	48.5%	73.2%	48.8%
Price to earnings multiple	16.9	12.0	12.1	16.9	12.1
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.47	$1.23	$1.37	$4.05	$4.15
Diluted earnings	1.47	1.23	1.35	4.04	4.12
Dividend payout ratio	41.4%	49.4%	43.3%	45.4%	43.6%
Price to earnings multiple	13.1	10.0	11.3	13.1	11.3
1 As explained in the “How the Bank Reports” section, effective the second quarter ended April 30, 2009, as the reporting periods of U.S. entities are aligned with the reporting period of the Bank, the results of U.S. entities for the nine months ended July 31, 2009 have been included with results of the Bank for the nine months ended July 31, 2009, while the results of January 2009 have been included directly in retained earnings of the second quarter and not included in the net income of the Bank.
2 Adjusted and reported results are explained in the “How the Bank Reports” section, which includes reconciliation between reported and adjusted results.
3 Economic profit and return on invested capital are non-GAAP financial measures and are explained in the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). The Bank is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade Holding Corporation (TD Ameritrade); U.S. Personal and Commercial Banking through TD Banknorth Inc. (TD Banknorth) and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading online financial services firms, with more than 5.5 million online customers. The Bank had $545 billion in assets on July 31, 2009. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
For the purpose of alignment of reporting periods with the Bank, effective the second quarter ended April 30, 2009, the reporting periods of TD Banknorth and Commerce Bancorp, Inc. (Commerce) have been aligned with the reporting period of the Bank as described in Note 1 to the Interim Consolidated Financial Statements. Previously, the reporting periods of TD Banknorth and Commerce were included in the Bank’s financial statements on a one month lag. Accordingly, to maintain comparability and include only nine months of results through July 31, 2009, the results of TD Banknorth and Commerce for the nine months ended July 31, 2009 have been included with the results of the Bank for the nine months ended July 31, 2009, while the results of January 2009 have been included directly in retained earnings of the second quarter and not included in the net income of the Bank.

The following tables provide reconciliations between the Bank’s reported and adjusted results.

Operating Results - Reported
	For the three months ended			For the nine months ended
(millions of Canadian dollars)	July 31	Apr. 30	July 31	July 31	July 31
	2009	2009	2008	2009	2008
Net interest income	$2,833	$2,940	$2,437	$8,501	$6,083
Non-interest income	1,834	1,385	1,600	4,641	4,946
Total revenue	4,667	4,325	4,037	13,142	11,029
Provision for credit losses	557	656	288	1,750	775
Non-interest expenses	3,045	3,051	2,701	9,116	7,135
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,065	618	1,048	2,276	3,119
Provision for income taxes	209	35	122	186	517
Non-controlling interests in subsidiaries, net of income taxes	28	28	8	84	25
Equity in net income of an associated company, net of income taxes	84	63	79	236	242
Net income - reported	912	618	997	2,242	2,819
Preferred dividends	49	41	17	119	36
Net income available to common shareholders - reported	$863	$577	$980	$2,123	$2,783

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 6

Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income to Reported Net Income
Operating results - adjusted	For the three months ended			For the nine months ended
(millions of Canadian dollars)	July 31, 2009	Apr. 30, 2009	July 31, 2008	July 31, 2009	July 31, 2008
Net interest income	$2,833	$2,940	$2,437	$8,501	$6,083
Non-interest income1	1,976	1,612	1,566	5,310	4,886
Total revenue	4,809	4,552	4,003	13,811	10,969
Provision for credit losses2	492	546	288	1,495	758
Non-interest expenses3	2,723	2,745	2,512	8,209	6,659
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,594	1,261	1,203	4,107	3,552
Provision for income taxes4	367	223	175	769	670
Non-controlling interests in subsidiaries, net of income taxes	28	28	8	84	25
Equity in net income of an associated company, net of income taxes5	104	79	95	287	291
Net income - adjusted	1,303	1,089	1,115	3,541	3,148
Preferred dividends	49	41	17	119	36
Net income available to common shareholders - adjusted	1,254	1,048	1,098	3,422	3,112
Adjustments for items of note, net of income taxes:
Amortization of intangibles6	(122)	(127)	(111)	(376)	(278)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio7	(43)	(134)	-	(377)	-
Restructuring and integration charges relating to the Commerce acquisition8	(70)	(50)	(15)	(187)	(45)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses9	(75)	(44)	22	(107)	48
Other tax items10	-	-	(14)	-	(34)
Provision for insurance claims11	-	-	-	-	(20)
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	(46)	(77)	-	(178)	-
Settlement of TD Banknorth shareholder litigation12	-	(39)	-	(39)	-
FDIC special assessment charge13	(35)	-	-	(35)	-
Total adjustments for items of note	(391)	(471)	(118)	(1,299)	(329)
Net income available to common shareholders - reported	$863	$577	$980	$2,123	$2,783
1 Adjusted non-interest income excludes the following items of note: third quarter 2009 - $118 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $24 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; second quarter 2009 - $61 million loss due to change in fair value of CDS hedging the corporate loan book; $166 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; third quarter 2008 - $34 million gain due to change in fair value of CDS hedging the corporate loan book; second quarter 2008 - $1 million gain due to change in fair value of CDS hedging the corporate loan book; first quarter 2008 - $55 million gain due to change in fair value of CDS hedging the corporate loan book; $30 million provision for insurance claims, as explained in footnote 11.
2 Adjusted provision for credit losses excludes the following items of note: third quarter 2009 - $65 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; second quarter 2009 - $110 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2008 - $17 million related to the portion that was hedged via the CDS.
3 Adjusted non-interest expenses excludes the following items of note: third quarter 2009 - $158 million amortization of intangibles, as explained in footnote 6; $109 million restructuring and integration charges related to the Commerce acquisition, as explained in footnote 8; $55 million FDIC special assessment charge, as explained in footnote 13; second quarter 2009 - $171 million amortization of intangibles; $77 million restructuring and integration charges related to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 12; first quarter 2009 - $173 million amortization of intangibles; $106 million restructuring and integration charges related to the Commerce acquisition; third quarter 2008 - $166 million amortization of intangibles; $23 million restructuring and integration charges; second quarter 2008 - $117 million amortization of intangibles; $48 million restructuring and integration charges related to the Commerce acquisition; first quarter 2008 - $122 million amortization of intangibles.
4 For reconciliation between reported and adjusted provision for income taxes, see the ‘Reconciliation of non-GAAP provision for (recovery of) income taxes’ table in the “Taxes” section.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 7

5 Adjusted equity in net income of an associated company excludes the following items of note: third quarter 2009 - $20 million amortization of intangibles, as explained in footnote 6; second quarter 2009 - $16 million amortization of intangibles; first quarter 2009 - $15 million amortization of intangibles; third quarter 2008 - $16 million amortization of intangibles; second quarter 2008 - $17 million amortization of intangibles; first quarter 2008 - $16 million amortization of intangibles.
6 Amortization of intangibles relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services Corporation in 2007, the Commerce acquisition in 2008 and the amortization of intangibles included in equity in net income of TD Ameritrade.
7 Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to AFS category in accordance with the Amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment and disclosed as an item of note. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
8 As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Interim Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.
9 The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted results exclude the gains and losses on the CDS in excess of the accrued cost.
10 This represents the negative impact of the scheduled reductions in the income tax rate on reduction of net future income tax assets.
11 The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In the current quarter, the government of Alberta won their appeal of the decision; however, the ultimate outcome remains uncertain as the plaintiffs may seek further appeal.
12 Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final.
13 On May 22, 2009, the Federal Deposit Insurance Corporation (FDIC), in the U.S., finalized a special assessment resulting in a charge of $55 million before tax ($35 million after tax) or US$49 million before tax (US$31 million after tax).

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(Canadian dollars)	2009	2009	2008	2009	2008
Diluted - reported	$1.01	$0.68	$1.21	$2.51	$3.65
Items of note affecting income (as above)	0.46	0.55	0.14	1.53	0.43
Items of note affecting EPS only2	-	-	-	-	0.04
Diluted - adjusted	$1.47	$1.23	$1.35	$4.04	$4.12
Basic - reported	$1.01	$0.68	$1.22	$2.51	$3.68
1 EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.
2 The diluted EPS figures do not include Commerce earnings for the month of April 2008 because there was a month lag between fiscal quarter ends until the first quarter of this year, while share issuance on transaction close resulted in a one-time negative earnings impact of 4 cents per share.

Amortization of Intangibles, Net of Income Taxes1
	For the three months ended			For the nine months ended
	July 31	Apr. 30	July 31	July 31	July 31
(millions of Canadian dollars)	2009	2009	2008	2009	2008
Canada Trust	$40	$39	$46	$119	$104
TD Bank, N.A.	60	70	42	200	107
TD Ameritrade (included in equity in net income of an associated company)	20	16	16	51	49
Other	2	2	7	6	18
Amortization of intangibles, net of income taxes	$122	$127	$111	$376	$278
1 Amortization of intangibles is included in the Corporate segment.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 8

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC and net income available to common shareholders - adjusted. Adjusted results, items of note and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Net Income Available to Common Shareholders - Adjusted
	For the three months ended			For the nine months ended
(millions of Canadian dollars)	July 31 2009	Apr. 30 2009	July 31 2008	July 31 2009	July 31 2008
Average common equity	$34,898	$36,120	$29,065	$34,680	$25,198
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,598	4,491	4,171	4,489	4,091
Average invested capital	$39,496	$40,611	$33,236	$39,169	$29,289
Rate charged for invested capital	10.0%	10.0%	9.3%	10.0%	9.3%
Charge for invested capital	$996	$990	$777	$2,930	$2,039
Net income available to common shareholders - reported	$863	$577	$980	$2,123	$2,783
Items of note impacting income, net of income taxes	391	471	118	1,299	329
Net income available to common shareholders - adjusted	$1,254	$1,048	$1,098	$3,422	$3,112
Economic profit	$258	$58	$321	$492	$1,073
Return on invested capital	12.6%	10.6%	13.1%	11.7%	14.2%

FINANCIAL RESULTS OVERVIEW

Performance Summary
An overview of the Bank’s performance on an adjusted basis for the third quarter 2009 against the financial shareholder indicators included in the 2008 Annual Report is outlined below. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with GAAP. Reported and adjusted results and items of note are explained in the “How the Bank Reports” section.
•
Adjusted diluted earnings per share for the nine months ended July 31, 2009 were $4.04, or down 2%, from the same period last year. This decline reflects the common and preferred equity issuances in fiscal 2009 to further strengthen the Bank’s capital position. The Bank’s goal is to achieve 7 - 10% adjusted earnings per share growth over the longer term.

•	Adjusted return on risk-weighted assets (RWA) for the first nine months of 2009 was 2.3% compared with 2.6% in the same period in 2008.
•	For the twelve months ended July 31, 2009, the total shareholder return was 6.4% which was below the Canadian peer average of 11.4%.

Impact of Foreign Exchange Rate on U.S. Personal and Commercial Banking and TD Ameritrade Translated Earnings
U.S. Personal and Commercial Banking earnings and the Bank’s share of earnings from TD Ameritrade are impacted by fluctuations in the U.S. dollar - Canadian dollar exchange rate.
Depreciation of the Canadian dollar had a favourable impact on consolidated earnings for the quarter and for the nine months ended July 31, 2009, compared with the corresponding periods of 2008, as shown in the table below.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 9

Impact of Foreign Exchange Rate on U.S. Translated Earnings

	For the three months ended	For the nine months ended
	July 31, 2009 vs.	July 31, 2009 vs.
(millions of Canadian dollars)	July 31, 2008	July 31, 2008
U.S. Personal and Commercial Banking
Increased total revenue	$128	$611
Increased non-interest expenses	74	353
Increased net income	34	148
TD Ameritrade
Increased share of earnings	$16	$40
Earnings per share impact	$0.06	$0.22

Net Income
Quarterly comparison - Q3 2009 vs. Q3 2008
Reported net income for the quarter was $912 million, a decrease of $85 million, or 9%, compared with the third quarter last year. Adjusted net income for the quarter was $1,303 million, an increase of $188 million, or 17%. The increase in adjusted net income was due to higher earnings in the Wholesale Banking and Canadian Personal and Commercial Banking segments, partially offset by lower earnings in the Wealth Management and U.S. Personal and Commercial Banking segments, and a higher loss in the Corporate segment. Wholesale Banking net income included strong trading-related revenues, led by interest rate and foreign exchange revenue, partially offset by realized net security losses related to exiting the public equity investment portfolio. Canadian Personal and Commercial Banking net income increased primarily due to higher volumes across most banking products. Wealth Management net income decreased primarily due to market declines in assets under management and administration in mutual funds and advice-based businesses, net interest margin compression and lower earnings from TD Ameritrade. U.S. Personal and Commercial Banking net income decreased largely due to an increase in provision for credit losses (PCL). The Corporate segment reported a higher net loss driven by higher corporate expenses and the benefit of tax items reported last year.

Quarterly comparison - Q3 2009 vs. Q2 2009
Reported net income for the quarter increased $294 million, or 48%, compared with the prior quarter. Adjusted net income for the quarter increased $214 million, or 20%. The increase in adjusted net income was due to higher earnings in the Wholesale Banking, Canadian Personal and Commercial Banking and Wealth Management segments, partially offset by lower earnings in U.S. Personal and Commercial Banking and a higher net loss from the Corporate segment. Wholesale Banking net income increased mainly due to higher trading revenue. Canadian Personal and Commercial Banking net income increased largely due to higher volumes. Wealth Management net income increased primarily due to market appreciation in assets under management and administration in mutual funds and advice-based businesses and a higher contribution from TD Ameritrade. U.S. Personal and Commercial Banking net income decreased primarily due to the translation effect of a stronger Canadian dollar. The higher Corporate segment net loss this quarter was primarily attributable to an increase in corporate expenses and a decrease in net securitization gains.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 10

Year-to-date comparison - Q3 2009 vs. Q3 2008
Reported net income for the nine months ended July 31, 2009 was $2,242 million, a decrease of $577 million, or 20%, compared with the same period last year. Year-to-date adjusted net income was $3,541, an increase of $393 million, or 12%, compared with the same period last year. The increase in adjusted net income was primarily driven by higher Wholesale Banking and U.S. Personal and Commercial Banking net income, partially offset by lower net income in the Wealth Management and Corporate segments. The increase in Wholesale Banking net income was primarily driven by higher trading revenue and an increase in capital market activity. U.S. Personal and Commercial Banking net income increased mainly due to the full year inclusion of Commerce results this year. Wealth Management delivered lower earnings mainly due to lower revenues in mutual funds and advice-based businesses driven by lower assets under management and administration, lower interest income due to net interest margin compression and a decline in TD Ameritrade’s underlying earnings. The Corporate segment increased net loss was primarily attributable to losses associated with retail hedging and corporate financing activities, tax benefits reported last year, and higher corporate expenses.

Net Interest Income
Quarterly comparison - Q3 2009 vs. Q3 2008
Net interest income for the quarter was $2,833 million, an increase of $396 million, or 16%, compared with the third quarter last year. The growth in net interest income was driven by the Wholesale Banking and Canadian Personal and Commercial Banking segments, partially offset by a decline in Wealth Management. Wholesale Banking net interest income increased primarily due to the reclassification of certain debt securities from credit trading to available-for-sale (AFS) effective August 1, 2008 which provided a positive contribution to net interest income. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth across most banking products, particularly in personal and business deposits and real-estate secured lending, partially offset by a 2 basis point (bps) decline in margin on average earning assets to 2.96%. Wealth Management net interest income decreased primarily due to net interest margin compression and lower margin loans.

Quarterly comparison - Q3 2009 vs. Q2 2009
Net interest income for the quarter decreased $107 million, or 4%, compared with the prior quarter. The lower net interest income was driven by declines in the Wholesale Banking and U.S. Personal and Commercial Banking segments, partially offset by growth in Canadian Personal and Commercial Banking. Wholesale Banking net interest income decreased primarily due to lower trading-related net interest income. U.S. Personal and Commercial Banking net interest income decreased primarily due to the translation effect of a stronger Canadian dollar and an 18 bps decline in margin on average earning assets. Canadian Personal and Commercial Banking net interest income increased due to strong volume growth across most banking products and a 2 bps increase in margin on average earning assets.

Year-to-date comparison - Q3 2009 vs. Q3 2008
On a year-to-date basis, net interest income was $8,501 million, an increase of $2,418 million, or 40%, compared with the same period last year. The growth was driven primarily by increases in the U.S. Personal and Commercial Banking, Wholesale Banking and Canadian Personal and Commercial Banking segments, partially offset by a decline in Wealth Management. U.S. Personal and Commercial Banking net interest income increased primarily due to the full year inclusion of Commerce revenue this year. Wholesale Banking net interest income increased primarily due to the reclassification of certain debt securities from trading to AFS effective August 1, 2008 which provided a positive contribution to net interest income. Canadian Personal and Commercial Banking net interest income increased primarily due to strong volume growth in lending and deposits. Wealth Management net interest income decreased primarily due to net interest margin compression.

Non-interest Income
Quarterly comparison - Q3 2009 vs. Q3 2008
Reported non-interest income for the quarter was $1,834 million, an increase of $234 million, or 15%, compared with the third quarter last year. Adjusted non-interest income for the quarter was $1,976 million, an increase of $410 million, or 26%. The increase was driven primarily by growth in the Wholesale Banking and Canadian Personal and Commercial Banking segments, partially offset by a decline in Wealth Management. Wholesale Banking non-interest income increased primarily due to very strong interest rate, credit and foreign exchange trading revenues and higher capital market fee revenues. The increase in Canadian Personal and Commercial Banking non-interest income included a partial reversal of a provision related to Alberta legislation capping minor injury insurance claims and increases in credit-related fees. Wealth Management non-interest income decreased as the impact of market declines in mutual funds and advice-based business asset levels, partially offset by continued strength in trading volumes in online brokerage business.

Quarterly comparison - Q3 2009 vs. Q2 2009
Reported non-interest income for the quarter increased $449 million, or 32%, compared with the prior quarter. Adjusted non-interest income increased $364 million, or 23%. The increase in adjusted non-interest income was due to increases in the Wholesale Banking, Canadian Personal and Commercial Banking and Wealth Management segments. Wholesale Banking non-interest income increased primarily due to higher interest rate and credit trading revenues. The increase in Canadian Personal and Commercial Banking non-interest income was due mainly to higher credit-related fees. Wealth Management non-interest income increased primarily due to market increases in assets under management and assets under administration in mutual funds and advice-based businesses.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 11

Year-to-date comparison - Q3 2009 vs. Q3 2008
On a year-to-date basis, reported non-interest income of $4,641 million decreased $305 million, or 6%, compared with the same period last year. Year-to-date adjusted non-interest income of $5,310 increased $424 million, or 9%. The increase in adjusted non-interest income was due to an increase in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments, partially offset by decreases in the Wholesale Banking and Wealth Management segments. The U.S. Personal and Commercial Banking increase was mainly due to the full year inclusion of Commerce revenue this year. Canadian Personal and Commercial Banking non-interest income increased primarily due to higher insurance revenue and fee income. The decrease in Wholesale Banking was driven by realized net security losses related to exiting the public equity investment portfolio. Wealth Management experienced a small decline in non-interest income driven by lower revenue in mutual funds and lower average fees.

Provision for Credit Losses
Quarterly comparison - Q3 2009 vs. Q3 2008
During the quarter, the Bank recorded PCL of $557 million, an increase of $269 million, or 93%, compared with the third quarter last year. The increase was primarily due to higher provisions in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments, and a general PCL of $65 million related to the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments.

Quarterly comparison - Q3 2009 vs. Q2 2009
PCL for the third quarter decreased $99 million, or 15%, from the prior quarter, primarily due to a reduction in the general PCL of $45 million related to the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments, and lower specific PCL in Wholesale Banking.

Year-to-date comparison - Q3 2009 vs. Q3 2008
On a year-to-date basis, PCL increased $975 million, or 126%, to $1,750 million. This increase was primarily due to higher provisions in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments, and a general PCL of $255 million related to the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments.

Provision for Credit Losses
	For the three months ended			For the nine months ended
(millions of Canadian dollars)	July 31 2009	Apr. 30 2009	July 31 2008	July 31 2009	July 31 2008
Net new specifics (net of reversals)	$442	$446	$260	$1,274	$771
Less: recoveries	28	25	30	77	95
Provision for credit losses - specifics	414	421	230	1,197	676
Change in general allowance for credit losses
VFC	22	22	16	65	47
U.S. Personal and Commercial Banking	56	103	42	233	51
Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	65	110	-	255	-
Other	-	-	-	-	1
Total	$557	$656	$288	$1,750	$775

Non-Interest Expenses and Efficiency Ratio
Quarterly comparison - Q3 2009 vs. Q3 2008
Reported non-interest expenses for the quarter were $3,045 million, an increase of $344 million, or 13%, compared with the third quarter last year. Adjusted non-interest expenses were $2,723 million, an increase of $211 million, or 8%. U.S. Personal and Commercial Banking increased primarily due to the translation effect of a weaker Canadian dollar. Wholesale Banking non-interest expenses increased primarily due to higher variable compensation on stronger results. Canadian Personal and Commercial Banking non-interest expenses increased due to higher employee compensation.
The reported efficiency ratio improved to 65.2%, compared with 66.9% in the third quarter last year. The Bank’s adjusted efficiency ratio improved to 56.6%, compared with 62.8% in the same period last year.

Quarterly comparison - Q3 2009 vs. Q2 2009
Reported non-interest expenses decreased $6 million, which was relatively unchanged compared with the prior quarter. Adjusted non-interest expenses decreased $22 million, or 1%, due to lower expenses in the U.S. Personal and Commercial Banking and Wholesale segments, partially offset by higher expenses in the Canadian Personal and Commercial Banking and Wealth Management segments. U.S. Personal and Commercial Banking adjusted non-interest expenses decreased primarily due to the translation effect of the stronger Canadian dollar and lower advertising and marketing costs. Wholesale Banking non-interest expenses decreased due to lower variable compensation and severance costs. Canadian Personal and Commercial Banking non-interest expenses increased primarily due to higher employee compensation and marketing costs. Wealth Management non-interest expenses increased mainly due to higher variable compensation.
The reported efficiency ratio improved to 65.2%, compared with 70.6% in the prior quarter. The adjusted efficiency ratio improved to 56.6%, compared with 60.3% in the prior quarter.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 12

Year-to-date comparison - Q3 2009 vs. Q3 2008
On a year-to-date basis, reported non-interest expenses were $9,116 million, an increase of $1,981 million, or 28%, compared with the same period last year. The current year-to-date reported non-interest expenses included $292 million of restructuring and integration charges attributable to the Commerce acquisition. Adjusted non-interest expenses were $8,209 million, an increase of $1,550 million, or 23%, compared with the same period last year. U.S. Personal and Commercial Banking non-interest expenses increased primarily due to the full year inclusion of Commerce expenses this year. Canadian Personal and Commercial Banking non-interest expenses increased mainly due to higher employee compensation. Wholesale Banking non-interest expenses increased primarily due to higher variable compensation driven by stronger results and higher severance costs. Wealth Management non-interest expenses increased primarily due to the continued investment in the sales force in the advice-based businesses.
The reported efficiency ratio declined to 69.4%, compared with 64.7% in the same period last year. The Bank’s adjusted efficiency ratio improved to 59.4%, compared with 60.7% in the same period last year.

Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was 19.6% for the third quarter, compared with 11.6% in the same quarter last year and 5.7% in the prior quarter. The increase this quarter was mainly due to a decrease in tax exempt income and a higher effective rate on international operations.
On a year-to-date basis, the Bank’s reported effective tax rate was 8.2%, compared with 16.6% in the same period last year. The year-over-year decrease was primarily due to a decrease in reported net income before taxes, a proportionate increase in tax exempt income and a lower effective tax rate on international operations.

Taxes
	For the three months ended						For the nine months ended
(millions of Canadian dollars)		July 31 2009		Apr. 30 2009		July 31 2008		July 31 2009		July 31 2008
Income taxes at Canadian statutory income tax rate	$337	31.7%	$196	31.8%	$343	32.7%	$722	31.7%	$1,019	32.7%
Increase (decrease) resulting from:
Dividends received	(48)	(4.5)	(85)	(13.8)	(93)	(8.9)	(265)	(11.7)	(258)	(8.3)
Rate differentials on international operations	(97)	(9.2)	(117)	(19.0)	(126)	(12.0)	(348)	(15.3)	(279)	(8.9)
Other - net	17	1.6	41	6.7	(2)	(0.2)	77	3.5	35	1.1
Provision for income taxes and effective income tax rate - reported	$209	19.6%	$35	5.7%	$122	11.6%	$186	8.2%	$517	16.6%

The Bank’s adjusted effective tax rate was 23.0% for the third quarter, compared with 14.5% in the same quarter last year and 17.7% in the prior quarter. The increase this quarter was mainly due to a decrease in tax exempt income and a higher effective rate on international operations.
On a year-to-date basis, the Bank’s adjusted effective tax rate was 18.7%, in line with 18.9% in the same period last year.

Reconciliation of Non-GAAP Provision for (Recovery of) Income Taxes
	For the three months ended			For the nine months ended
(millions of Canadian dollars, except as noted)	July 31 2009	Apr. 30 2009	July 31 2008	July 31 2009	July 31 2008
Provision for income taxes - reported	$209	$35	$122	$186	$517
Adjustments for items of note:
Amortization of intangibles	56	60	71	177	176
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	(19)	32	-	126	-
Restructuring and integration charges relating to the Commerce acquisition	39	27	8	105	26
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	43	17	(12)	59	(25)
Other tax items	-	-	(14)	-	(34)
Provision for insurance claims	-	-	-	-	10
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	19	33	-	77	-
Settlement of TD Banknorth shareholder litigation	-	19	-	19	-
FDIC special assessment charge	20	-	-	20	-
Total adjustments for items of note	158	188	53	583	153
Provision for income taxes - adjusted	$367	$223	$175	$769	$670
Effective income tax rate - adjusted1	23.0%	17.7%	14.5%	18.7%	18.9%
1 Adjusted effective income tax rate is adjusted provisions for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 13

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
Results of each business segment reflect revenue, expenses, assets and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2008 Annual Report and Note 30 to the 2008 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “Economic Profit and Return on Invested Capital” section. Segmented information also appears in Note 14.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $62 million, compared with $129 million in the third quarter last year, and $103 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $350 million, compared with $371 million in the same period last year.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to the retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was a record $677 million, an increase of $33 million, or 5%, compared with the third quarter last year, and an increase of $88 million, or 15%, compared with the prior quarter. The annualized return on invested capital for the quarter was 31%, in line with the third quarter last year and up from 28% in the prior quarter. Net income for the nine months ended July 31, 2009 was $1,850 million, an increase of $26 million, or 1%, compared with the same period last year. On a year-to-date basis, the annualized return on invested capital was 29% compared with 30% for the same period last year.
Revenue for the quarter was $2,447 million, a new record and an increase of $185 million, or 8%, compared with the third quarter last year primarily due to strong volume growth across most banking products, particularly in personal and business deposits, and real estate secured lending. Compared with the prior quarter, revenue increased $171 million, or 8%, largely due to strong volume growth, margin improvement, and more calendar days in the current quarter. In addition, the partial reversal of the provision related to Alberta legislation capping minor injury insurance claims was offset by increasing industry-wide property and casualty insurance loss ratios, including the impact of severe weather events, and increased reserves due to the pending Ontario harmonized sales tax implementation. Revenue on a year-to-date basis was $7,015 million, up $472 million, or 7%, compared with the same period last year. Margin on average earning assets decreased by 2 bps to 2.96% compared with the third quarter last year, and increased 2 bps compared with the prior quarter. The margin on average earning assets on a year-to-date basis decreased by 6 bps to 2.91% when compared with the same period last year largely due to rate compression arising from the lower overall level of interest rates. Compared with the third quarter last year, real-estate secured lending volume, including securitizations, increased $21.8 billion, or 13%, while consumer loan volume increased $3.0 billion, or 17%. Business loans and acceptances volume grew $1.9 billion, or 7%. Personal deposit volume increased $14.3 billion, or 13%, while business deposit volume increased $6.4 billion, or 15%. Gross originated insurance premiums increased $79 million, or 11%.
PCL for the quarter was $290 million, an increase of $96 million, or 49%, compared with the third quarter last year. Personal banking PCL of $268 million was $89 million, or 50%, higher than the third quarter last year as higher bankruptcies led to higher provisions in unsecured lines of credit and credit cards. Business banking PCL was $22 million for the quarter, compared with $15 million in the third quarter last year. Annualized PCL as a percentage of credit volume was 0.52%, an increase of 13 bps compared with the third quarter last year. Compared with the prior quarter, PCL increased $4 million, or 1%. Personal banking PCL increased $8 million, or 3%, compared with the prior quarter primarily due to higher bankruptcies, while business banking PCL decreased by $4 million. PCL on a year-to-date basis was $842 million, an increase of $285 million, or 51%, compared with the same period last year. Personal banking PCL was $773 million, up $253 million, or 49%, and business banking PCL was $69 million, up $32 million, or 86%.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 14

Non-interest expenses for the quarter were $1,170 million, an increase of $41 million, or 4%, compared with the third quarter of last year, primarily due to higher employee compensation. Compared with the prior quarter, non-interest expenses increased $27 million, or 2%, largely due to higher employee compensation and marketing expenses. On a year-to-date basis, non-interest expenses were $3,499 million, an increase of $179 million, or 5%, compared with the same period last year, primary due to higher employee compensation and the inclusion of the U.S. insurance and credit card businesses.
The average full time equivalent (FTE) staffing levels increased 250, or 1%, compared with the third quarter last year and increased 304, or 1%, compared with the prior quarter. FTE staffing levels on a year-to-date basis increased 569, or 2%, compared with the same period last year. The efficiency ratio for the current quarter improved to 47.8%, compared with 49.9% in the third quarter last year and 50.2% in the prior quarter. The efficiency ratio on a year-to-date basis improved to 49.9%, compared with 50.7% in the same period last year.
Volume growth across most products is anticipated to slow down, while PCL rates are expected to continue to rise reflective of the challenging conditions of the Canadian economy. Expenses will continue to be managed to ensure that spending supports long-term earnings growth.

Wealth Management
Wealth Management net income for the quarter was $163 million, a decrease of $38 million, or 19%, compared with the third quarter last year and an increase of $37 million, or 29%, compared with the prior quarter. Net income in Global Wealth Management, which excludes TD Ameritrade, was $95 million, a decrease of $32 million, or 25%, compared with the third quarter last year and an increase of $17 million, or 22%, compared with the prior quarter. The Bank’s reported investment in TD Ameritrade generated net income of $68 million, a slight decrease of $6 million, or 8%, compared with the third quarter last year and an increase of $20 million, or 42%, compared with the prior quarter. The growth in TD Ameritrade’s contribution compared with the prior quarter is due to continued increases in trading volumes, partially offset by the translation effect of a stronger Canadian dollar. For its third quarter ended June 30, 2009, TD Ameritrade reported net income of US$171 million, a decrease of US$33 million, or 16%, compared with its third quarter last year and an increase of US$39 million, or 30%, compared with its prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 14% compared with 19% in the third quarter last year and 11% in the prior quarter.
Net income for the nine months ended July 31, 2009 was $441 million, a decrease of $158 million, or 26%, compared with the same period last year primarily due to lower income in mutual funds and advice-based businesses driven by lower assets under management and administration, lower average fees, net interest margin compression and lower income from the Bank’s reported investment in TD Ameritrade, partially offset by higher trade volumes in online brokerage and increased new issues revenue. The Bank’s reported investment in TD Ameritrade generated $193 million of net income compared with $229 million in the same period last year. Annualized return on invested capital on a year-to-date basis was 13%, compared with 21% in same period last year.
Revenue for the quarter was $562 million, a decrease of $47 million, or 8%, compared with the third quarter last year primarily due to lower revenues in mutual funds and advice-based businesses driven by lower assets under management and administration, lower average fees, net interest margin compression, and lower margin loans. These decreases were partially offset by strong trading volumes in the online brokerage business. Revenue increased by $34 million, or 6%, compared with the prior quarter primarily due to increased assets under management and administration in mutual funds and advice-based businesses and higher trading volumes. Revenue on a year-to-date basis was $1,618 million, a decrease of $119 million, or 7%, compared with the same period last year primarily due to lower revenues in mutual funds and advice-based businesses driven by lower assets under management and administration, lower average fees and net interest margin compression. These decreases were partially offset by the inclusion of U.S. wealth management businesses starting in the third quarter of last year, higher trade volumes in online brokerage, and increased new issues revenue.
Non-interest expenses for the quarter were $424 million, an increase of $3 million, or 1%, compared with the third quarter last year primarily due to continued investment in growing the sales force in the advice-based businesses and related support staff, partially offset by lower variable compensation. Compared with the prior quarter, non-interest expenses increased by $10 million, or 2%, primarily due to higher variable and volume-related expenses, partially offset by prudent expense management. Non-interest expenses on a year-to-date basis were $1,257 million, an increase of $70 million, or 6%, compared with the same period last year mainly due to the inclusion of the U.S. wealth management businesses starting in the third quarter of last year, continued investment in growing the sales force in advice-based businesses and related support staff, partially offset by lower variable expenses and prudent expense management.
The average FTE staffing levels increased by 260, or 4%, compared with the third quarter last year primarily due to new client-facing advisors and increased processing staff to handle higher trading volumes. Compared with the prior quarter, average FTE staffing levels decreased by 69, or 1%, mainly due to a decline in processing staff, partially offset by new client-facing advisors. Average FTE staffing levels on a year-to-date basis increased by 562, or 9%, compared with the same period last year mainly due to the inclusion of 325 FTE from the U.S. wealth management businesses, new client-facing advisors, and increased processing staff to handle higher trading volumes. The efficiency ratio for the current quarter was 75.4%, compared with 69.1% in the third quarter last year and 78.4% in the prior quarter. The efficiency ratio on a year-to-date basis worsened to 77.7%, compared with 68.3% in the same period last year.
Assets under management of $164 billion as at July 31, 2009 decreased by $6 billion, or 4%, from October 31, 2008, primarily due to declines in institutional assets, partially offset by the addition of net new client assets and market appreciation. Assets under administration of $188 billion as at July 31, 2009, increased by $15 billion, or 9%, from October 31, 2008 primarily due to the addition of net new client assets and market appreciation.
Current capital market and economic challenges in this low interest rate environment are anticipated to continue to impact results over the next few quarters. In the third quarter, advice-based businesses witnessed stronger asset growth due to a rebound in equity markets. Client engagement remains strong as evidenced by growth in new accounts and net new client assets. Expenses continue to be managed prudently while continuing to focus on investment in client-facing advisors, products and technology to enable future business growth.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 15

Wealth Management
	For the three months ended			For the nine months ended
(millions of Canadian dollars)	July 31 2009	Apr. 30 2009	July 31 2008	July 31 2009	July 31 2008
Global Wealth1	$95	$78	$127	$248	$370
TD Ameritrade	68	48	74	193	229
Net income	$163	$126	$201	$441	$599
1 Effective the third quarter of 2008, the Bank transferred the U.S. wealth management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

TD AMERITRADE Holding Corporation
As at July 31, 2009, the Bank’s reported investment in TD AMERITRADE Holding Corporation (TD Ameritrade) was 45.2% of the issued and outstanding shares of TD Ameritrade.
As a result of the issuance of shares on June 11, 2009 by TD Ameritrade in connection with its acquisition of thinkorswim Group Inc., the Bank’s ownership position in TD Ameritrade decreased from 47.5% as at April 30, 2009 to 45.2% as at July 31, 2009.
On January 24, 2009, the limit in the Bank’s beneficial ownership of TD Ameritrade under the Stockholders’ Agreement increased from 39.9% to 45%. Pursuant to the terms of the Stockholders’ Agreement, the Bank will not exercise the voting rights in respect of any shares held in excess of the 45% limit. On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet Limited (Lillooet) at a hedged cost to the Bank of US$515 million. As Lillooet was consolidated in the Bank’s Consolidated Financial Statements, the replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the Bank.
The condensed financial statements of TD Ameritrade, based on its Consolidated Financial Statements filed with the SEC, are provided as follows:

Condensed Consolidated Balance Sheet
		As at
(millions of U.S. dollars)	June 30, 2009	Sep. 30, 2008
Assets
Receivable from brokers, dealers and clearing organizations	$1,540	$4,177
Receivable from clients, net of allowance for doubtful accounts	5,013	6,934
Other assets	10,667	4,841
Total assets	$17,220	$15,952
Liabilities
Payable to brokers, dealers and clearing organizations	$2,269	$5,770
Payable to clients	9,188	5,071
Other liabilities	2,385	2,186
Total liabilities	13,842	13,027
Stockholders' equity	3,378	2,925
Total liabilities and stockholders' equity	$17,220	$15,952

Condensed Consolidated Statement of Income
	For the three months ended		For the nine months ended
(millions of U.S. dollars, except per share amounts)	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Revenues
Net interest revenue	$99	$132	$251	$419
Fee-based and other revenue	515	492	1,499	1,469
Total revenue	614	624	1,750	1,888
Expenses
Employee compensation and benefits	128	129	366	367
Other	204	167	577	537
Total expenses	332	296	943	904
Non-interest income	(2)	-	(2)	1
Pre-tax income	280	328	805	985
Provision for income taxes	109	124	318	353
Net income1	$171	$204	$487	$632
Earnings per share - basic	$0.30	$0.34	$0.84	$1.06
Earning per share - diluted	$0.30	$0.34	$0.83	$1.05
1   The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 16

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking reported net income for the quarter was $172 million, a decrease of $72 million, or 30%, compared with the third quarter last year and a decrease of $59 million, or 26%, compared with the prior quarter. Excluding restructuring and integration charges related to the Commerce acquisition, adjusted net income for the quarter was $242 million, a decrease of $31 million, or 11%, compared with the third quarter last year and a decrease of $39 million, or 14%, compared with the prior quarter. The annualized return on invested capital for the quarter was 5.0%, compared with 6.2% for the same period last year and 5.3% in the prior quarter.
Reported net income for the nine months ended July 31, 2009 was $643 million, an increase of $172 million, or 37%, compared with the same period last year. On a year-to-date basis, adjusted net income was $830 million, an increase of $300 million, or 57%, compared with the same period last year. The current year-to-date period included nine months of earnings from Commerce compared with only three months in the same period last year. The annualized return on invested capital on a year-to-date basis was 5.4%, compared with 6.0% in the same period last year.
Revenue for the quarter was $1,136 million, an increase of $110 million, or 11%, compared with the third quarter last year and a decrease of $145 million, or 11%, as compared with the prior quarter. In U.S. dollar terms, revenue declined nominally when compared with both the third quarter last year and the prior quarter. Revenue on a year-to-date basis was $3,611 million, an increase of $1,658 million, or 85% (55% in U.S. dollar terms), compared with the same period last year, primarily due to the Commerce acquisition and the translation effect of a weaker Canadian dollar. Margin on average earning assets of 3.40% decreased by 52 bps from the third quarter last year, primarily due to rate compression arising from the lower overall level of interest rates and increased levels of impaired loans. Compared with the third quarter last year, in U.S. dollar terms, average loans increased $5.8 billion, or 12%, with business loan volume up 10% and personal loan volume up 16%, while average deposit volume increased $6.4 billion, or 9%, with 8% growth in business deposit volume, and 10% growth in personal deposit volume. Compared with the prior quarter, margin on average earning assets decreased by 18 bps primarily due to lower prepayment rates on loans and securities, partially offset by core margin expansion in the current quarter. Average business loans outstanding declined slightly from the prior quarter. Margin on average earning assets on a year-to-date basis decreased by 31 bps from 3.84% to 3.53%, compared with the same period last year.
The AFS securities portfolio was approximately $53 billion (US$49 billion) as at July 31, 2009, including a net unrealized gain of $115 million after tax (US$106 million). Included in this amount is a net unrealized loss of $402 million related to non-agency collateralized mortgage obligations. Compared with the prior quarter, the after-tax unrealized loss on non-agency collateralized mortgage obligations declined by $528 million, or 57%.
PCL for the quarter was $183 million, an increase of $107 million, or 141%, compared with the third quarter last year largely due to higher levels of charge-offs and higher reserve requirements resulting from the economic recession in the U.S. Compared with the prior quarter, PCL decreased by $18 million, or 9%. In U.S. dollar terms, PCL was largely unchanged this quarter compared with the prior quarter. Net impaired loans were $741 million, an increase of $434 million, or 141%, over the third quarter last year and an increase of $52 million, or 8%, from the prior quarter. The increase was largely due to net new formations resulting from continued weakness in the real estate markets and the recession in the U.S. Net impaired loans as a percentage of total loans and leases were 1.31%, compared with 0.64% as at July 31, 2008, and 1.12% as at April 30, 2009. PCL on a year-to-date basis was $523 million, an increase of $375 million, or 253%, compared with the same period last year primarily due to reasons discussed above for the quarter.
Reported non-interest expenses for the quarter were $783 million, an increase of $173 million, or 28%, compared with the third quarter last year and a decrease of $40 million, or 5%, compared with the prior quarter. Excluding restructuring and integration charges related to the Commerce acquisition, adjusted non-interest expenses for the quarter were $674 million, an increase of $86 million, or 15%, compared with the third quarter last year and a decrease of $72 million, or 10%, compared with the prior quarter. In U.S. dollar terms, adjusted non-interest expenses were 2% higher than the third quarter last year and 1% lower than the prior quarter, largely due to increased FDIC premiums, partially offset by realized expense synergies and timing of marketing campaigns. Reported non-interest expenses on a year-to-date basis were $2,407 million, an increase of $1,265 million, or 111%, compared with the same period last year. Adjusted non-interest expenses on a year-to-date basis were $2,115 million, an increase of $1,044 million, or 97%, compared with the same period last year. In U.S. dollar terms, year-to-date adjusted non-interest expenses increased by $701 million, or 66%, primarily due to the inclusion of nine months of Commerce expenses.
The average FTE staffing levels decreased by 210, or 1%, compared with the third quarter last year. Included in this decrease is a reduction of approximately 600 FTE staff due to integration efforts and branch consolidations, partially offset by the increase of approximately 400 FTE staff resulting from 35 new store openings since the third quarter last year. The reported efficiency ratio for the quarter worsened to 68.9%, compared with 59.5% in the third quarter last year and 64.2% in the prior quarter. The adjusted efficiency ratio for the quarter worsened to 59.3%, compared with 57.3% in the third quarter last year and 58.2% in the prior quarter. The reported and adjusted efficiency ratios on a year-to-date basis worsened to 66.7% and 58.6% respectively, compared with 58.5% and 54.8% respectively in the same period last year.
 Loan volume growth is expected to slow and the weak economy in the U.S. will continue to result in higher than normal PCLs. Continued core deposit growth, attainment of synergies and prudent expense management should help offset these adverse effects.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 17

Wholesale Banking
Wholesale Banking reported a record net income for the quarter was $327 million, an increase of $290 million, or 784%, compared with the third quarter last year and an increase of $154 million, or 89%, compared with the prior quarter. The current quarter results were primarily driven by strong trading related revenues and capital market fee revenues, partially offset by realized net security losses in the public equity investment portfolio and an unfavourable tax item. The annualized return on invested capital for the quarter was 40%, compared with 4% in the third quarter last year and 18% in the prior quarter.
Net income for the nine months ended July 31, 2009 was $765 million, an increase of $472 million, or 161%, compared with the same period last year. The annualized return on invested capital on a year-to-date basis was 26%, compared with 12% for the same period last year.
Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $876 million, an increase of $548 million, or 167%, compared with the third quarter last year. Capital markets revenue increased from the third quarter last year due to very strong interest rate, credit and foreign exchange trading revenues, a reduction in credit valuation adjustments, and higher capital market fee revenues, partially offset by a decline in equity trading revenues. Further, the third quarter last year included a $96 million charge related to incorrectly priced financial instruments. Overall, the operating environment was favourable for foreign exchange, interest rates and credit trading driven by strong customer activity, wider margins, as well as higher liquidity, and normalization of pricing in credit markets. Capital market fee revenue was solid, mainly driven by higher underwriting and credit fee revenues flowing from strong client activity. Equity trading revenues declined mainly due to lower non-taxable transaction revenues. Revenue increased $256 million, or 41%, compared with the prior quarter primarily due to higher interest rate and credit trading revenues, partially offset by lower energy trading revenue as compared with record levels in the prior quarter. Wholesale Banking completed the exit of its public equity investment portfolio during the quarter which led to further realized net security losses. The public equity investment portfolio generated net security gains in the same quarter last year and higher net security losses in the prior quarter. Corporate lending revenues increased compared with the third quarter last year primarily due to higher margins and average asset volumes. Corporate lending revenues were in line with the prior quarter. Revenue on a year-to-date basis was $2,335 million, an increase of $971 million, or 71%, compared with the same period last year primarily due to strong trading revenues, and an increase in underwriting and credit fee revenue, partially offset by significant realized net security losses in the public equity investment portfolio.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection. PCL for the quarter was $32 million, compared with $30 million in the third quarter last year and $59 million in the prior quarter. The specific provision for the quarter included specific allowances of $21 million, compared to $19 million for the third quarter last year and $48 million for the prior quarter. The cost for credit protection for the quarter of approximately $11 million was in line with the costs for the prior year and prior quarter. PCL on a year-to-date basis was $157 million, an increase of $61 million, or 64%, compared with the same period last year. Wholesale Banking continues to actively manage the credit risk in the corporate loan portfolio. It currently holds $1.6 billion in notional credit default swap (CDS) protection, down $0.8 billion from the prior quarter due to maturities and the translation effect of a stronger Canadian dollar.
Non-interest expenses for the quarter were $326 million, an increase of $45 million, or 16%, compared with the third quarter last year primarily due to higher variable compensation on stronger results. Non-interest expenses decreased $30 million, or 8%, from the prior quarter primarily due to lower variable compensation and severance costs. Non-interest expenses on a year-to-date basis were $1,070 million, an increase of $177 million, or 20%, compared with the same period last year primarily due to higher variable compensation and severance costs.
RWA declined $7 billion from April 30, 2009 primarily driven by declines in market risk as measured by Value-at-Risk (VaR), continued progress in exiting credit trading positions outside North America, a decline in credit exposures, and completion of the exit of the public equity investment portfolio. On a year-to-date basis, RWA declined by $20 billion, or 36%.
Wholesale Banking had a very strong quarter, delivering record net income. Our integrated, client focused franchise strategy performed very well amidst the more favourable capital markets operating environment. However, we expect the Wholesale Banking contribution to moderate in the fourth quarter as the operating conditions normalize leading to potentially lower trading revenues and lower capital market activity. Key priorities for Wholesale Banking include solidifying our position as a top-three dealer in Canada, growing our client-driven franchise businesses, focusing on strategic use of capital and risk management, and maintaining a good return on invested capital.

Corporate
Corporate segment’s reported net loss for the quarter was $427 million, compared with a reported net loss of $129 million in the third quarter last year and a reported net loss of $501 million in the prior quarter. The adjusted net loss for the quarter was $106 million, compared with an adjusted net loss of $40 million in the third quarter last year and an adjusted net loss of $80 million in the prior quarter. Compared with the third quarter last year, the higher adjusted net loss was driven by higher unallocated corporate expenses, higher losses from securitization, and lower benefits from tax items. Compared with the prior quarter, the higher adjusted net loss was primarily attributable to an increase in unallocated corporate expenses and lower net securitization gains reported in the current quarter.
  The reported net loss for the nine months ended July 31, 2009 was $1,457 million compared with a reported net loss of $368 million in the same period last year. The adjusted net loss on a year-to-date basis was $345 million, compared with an adjusted net loss of $98 million in the same period last year. This increase was primarily attributable to non-recurring tax benefits reported in the same period last year, losses associated with retail hedging and corporate financing activities, and higher unallocated corporate expenses.
The difference between reported and adjusted net loss for the Corporate segment was due to items of note as outlined below. These items are described further on page 6.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 18

	For the three months ended			For the nine months ended
(millions of Canadian dollars)	July 31 2009	Apr. 30 2009	July 31 2008	July 31 2009	July 31 2008
Corporate segment net loss - reported	$(427)	$(501)	$(129)	$(1,457)	$(368)
Adjustments for items of note, net of income taxes:
Amortization of intangibles	122	127	111	376	278
Decrease in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	43	134	-	377	-
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	75	44	(22)	107	(48)
Other tax items	-	-	-	-	20
Provision for insurance claims	-	-	-	-	20
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	46	77	-	178	-
Settlement of TD Banknorth shareholder litigation	-	39	-	39	-
FDIC special assessment charge	35	-	-	35	-
Total adjustments for items of note	321	421	89	1,112	270
Corporate segment net loss - adjusted	$(106)	$(80)	$(40)	$(345)	$(98)

Decomposition of items included in net loss - adjusted
Net securitization	(15)	40	(6)	(8)	(20)
Unallocated corporate expenses	(96)	(69)	(77)	(225)	(185)
Other	5	(51)	43	(112)	107
Corporate segment net loss - adjusted	$(106)	$(80)	$(40)	$(345)	$(98)

BALANCE SHEET REVIEW

Year-to-date comparison - July 31, 2009 vs. October 31, 2008
Total assets of the Bank were $545 billion as at July 31, 2009, $19 billion, or 3%, lower than at October 31, 2008. The net decrease reflected a $30 billion decrease in other assets and a $10 billion decrease in securities purchased under reverse repurchase agreements, partially offset by a $7 billion increase in securities and a $15 billion increase in loans (net of allowance for loan losses). Translation effect of the stronger Canadian dollar caused the value of assets to decrease by $15 billion since October 31, 2008. The impact of this decline along with lower balances in Wholesale Banking was partially offset by higher business volumes in the U.S. Personal and Commercial Banking and Canadian Personal and Commercial Banking segments.

Securities increased largely due to a $14 billion increase in AFS securities primarily related to growth in U.S. Personal and Commercial Banking due to reinvestment of balances previously invested in securities purchased under reverse repurchase agreements. Translation effect of the stronger Canadian dollar caused the value of securities to decrease by $5 billion.

Loans (net of allowance for loan losses) increased by $15 billion due to volume growth, primarily in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments. The increase was primarily due to a $10 billion increase in consumer instalment and other personal loans and a $6 billion increase in business and government loans in U.S. Personal and Commercial Banking.

Other assets declined by $30 billion primarily due to a $26 billion decrease in the market value of derivatives in Wholesale Banking resulting from movements in interest rates and cross currency swaps and lower volatility in currency and interest rate markets.

Total liabilities of the Bank were $507 billion as at July 31, 2009, $25 billion, or 5%, lower than at October 31, 2008. The net decrease was composed primarily of a $38 billion decrease in other liabilities, partially offset by a $13 billion increase in deposits. Translation effect of the stronger Canadian dollar caused the value of liabilities in U.S. Personal and Commercial Banking to decline by $14 billion.

Deposits increased $13 billion, or 3%, primarily due to a $25 billion increase in personal deposits, primarily driven by volume increases in the Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking segments which were partially offset by decreases in Wholesale Banking volumes, and a decrease of $12 billion related to the translation effect of the stronger Canadian dollar in U.S. Personal and Commercial Banking.

Other liabilities decreased $38 billion, or 27%, mainly due to an $11 billion decrease in obligations related to securities sold under repurchase agreements in Wholesale Banking, a $19 billion decrease in Wholesale Banking derivatives due to movements in interest rates and cross currency swaps, lower volatility in currency and interest rate markets, and a $6 billion decrease in obligations related to securities sold short.

Common shares and preferred shares increased $3 billion primarily due to the new share issuances of $1.4 billion and $1.5 billion, respectively.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 19

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $1,947 million at July 31, 2009, $790 million higher than at October 31, 2008, largely attributable to a $519 million increase in U.S. Personal and Commercial Banking (of which approximately $42 million was due to the translation effect of the stronger Canadian dollar), a $113 million increase in personal impaired loans in Canadian Personal and Commercial Banking, and a $124 million increase in Wholesale Banking.
Net impaired loans as at July 31, 2009, after deducting specific allowances, totalled $1,411 million, compared with $805 million as at October 31, 2008.
The allowance for credit losses of $2,253 million as at July 31, 2009 was composed of total specific allowances of $536 million and a general allowance of $1,717 million. Specific allowances increased $184 million from October 31, 2008. The total general allowance as at July 31, 2009 was up by $533 million, compared with October 31, 2008, mainly due to a $255 million increase in the general allowance for the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments, and increases related to U.S. Personal and Commercial Banking. The Bank establishes a general allowance to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances
	For the three months ended			For the nine months ended
	July 31	Oct. 31	July 31	July 31	July 31
(millions of Canadian dollars)	2009	2008	2008	2009	2008
Balance at beginning of period	$1,875	$1,001	$909	$1,157	$569
Impact due to reporting-period alignment of U.S. entities1	-	-	-	57	-
Additions	969	616	554	2,886	1,788
Return to performing status, repaid or sold	(366)	(243)	(231)	(957)	(662)
Write-offs	(401)	(247)	(229)	(1,108)	(699)
Foreign exchange and other adjustments	(130)	30	(2)	(88)	5
Balance at end of period	$1,947	$1,157	$1,001	$1,947	$1,001

Allowance for Credit Losses
	As at
	July 31	Oct. 31	July 31
(millions of Canadian dollars)	2009	2008	2008
Specific allowance - on-balance sheet loans	$536	$352	$292
General allowance for - on-balance sheet loans	1,443	1,184	1,155
- off-balance sheet instruments2	274	-	-
Total general allowance	1,717	1,184	1,155
Allowance for credit losses	$2,253	$1,536	$1,447

Impaired loans net of specific allowance	$1,411	$805	$709
Net impaired loans as a percentage of net loans	0.6%	0.3%	0.3%
Provision for credit losses as a percentage of net average loans (quarterly ratio)	0.91%	0.49%	0.51%
1
As a result of the reporting-period alignment of U.S. entities as described in the “How the Bank Reports” section, the impact on gross impaired loans for January 2009 comprised of additions to impaired loans of $153 million; return to performing status, repaid or sold of $66 million; write-offs of $35 million; and foreign exchange and other adjustments of $5 million.

2	Effective April 30, 2009, the allowance for credit losses for off-balance sheet instruments is recorded in other liabilities. Prior period balances have not been reclassified.

Non-Prime Loans
As at July 31, 2009, VFC had approximately $1.4 billion (October 31, 2008 - $1.2 billion) gross exposure to non-prime loans which mainly consist of automotive loans originated in Canada. The credit loss rate, which is an indicator of credit quality and is defined as the average PCL divided by the average month-end loan balance, was approximately 5.8% (October 31, 2008 - approximately 6.1%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 20

SECURITIES PORTFOLIO

Exposure to Non-Agency Collateralized Mortgage Obligation (CMO)
As at July 31, 2009, the amortized cost of the non-agency CMOs held by the Bank was US$7.4 billion ($8.0 billion), compared with US$8.7 billion ($9.3 billion) as at October 31, 2008. These securities are collateralized primarily by Alt-A and Prime Jumbo mortgages most of which are prepayable, fixed-rate mortgages without rate reset features. At the acquisition date, this portfolio was recorded at fair value and classified as AFS securities. The fair value at acquisition became the new cost basis for these securities. See Note 31 to the 2008 Consolidated Financial Statements for more details. At the time of the acquisition and at the end of the third quarter of 2008, the CMO portfolio was recognized at fair value using broker quotes. The liquidity in the market for these securities has decreased since then and the market has become inactive. The trading volume for these securities has declined significantly relative to historical levels. There has been a significant widening of the bid-ask spread and there are only a small number of bidders for these securities in the market. Determination of whether a market is inactive requires judgment, and the above factors are indicators of an inactive market. In current markets, the broker quotes cannot be considered as a primary source of valuation. After the third quarter of 2008, the Bank fair valued these securities using a valuation technique which maximizes the use of observable inputs including broker quotes. The valuation technique uses assumptions a market participant would use in valuing these securities. The valuation model determines the fair value by discounting the expected cash flows using a risk-adjusted interest rate curve that incorporates a liquidity premium derived from various indices observable in the active market. The broker quotes for securities in the portfolio are another input to the valuation model. The contractual cash flows are adjusted for expected prepayments and credit losses to determine the expected cash flows.
During the second quarter of the current year, the Bank re-securitized a portion of the non-agency CMO securities portfolio. As part of the on-balance sheet re-securitization, new credit ratings were obtained for the re-securitized securities that better reflect the discount on acquisition and the Bank’s risk inherent on the entire portfolio. As a result, 68% of the non-agency CMO securities are now rated AAA for regulatory capital reporting. The net capital benefit of the re-securitization transaction is reflected in the changes in RWA and in the securitization deductions from Tier 1 and Tier 2 capital. For accounting purposes, the Bank retained a majority of the beneficial interests in the re-securitized securities resulting in no financial statement impact. The Bank’s assessment of an other-than-temporary impairment for these securities is not impacted by the change in the credit ratings.
The fair value of the portfolio as at July 31, 2009 was US$6.8 billion ($7.4 billion), compared with US$7.2 billion ($8.4 billion) as at October 31, 2008. The decline in fair value of the non-agency CMO portfolio was not considered to be an other-than-temporary impairment and therefore, an impairment loss was not recognized. Determination of whether an other-than-temporary impairment exists requires judgment. The decline in the fair value of these securities after acquisition was mainly due to the current liquidity crisis in the market. An other-than-temporary impairment is recognized for these securities when the fair value is significantly below the cost for a prolonged period of time with no expectation of recovery by maturity. The Bank continues to review the expected credit loss by assessing the inputs, such as the projected default rate, the loss given default rate and housing price decline used in the determination of the expected credit loss. The Bank’s view on the expected credit loss on these securities determined on acquisition has not changed. The following table discloses the fair value of the securities by vintage year:

Non-Agency Alt-A and Prime Jumbo CMO Securities by Vintage Year
(millions of U.S. dollars)
	Alt-A		Prime Jumbo		Total
As at July 31, 2009	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$379	$374	$654	$644	$1,033	$1,018
2004	652	634	702	695	1,354	1,329
2005	921	820	1,705	1,586	2,626	2,406
2006	509	419	642	554	1,151	973
2007	761	655	502	453	1,263	1,108
Total securities1	$3,222	$2,902	$4,205	$3,932	$7,427	$6,834

As at Oct. 31, 2008
2003	$423	$360	$775	$664	$1,198	$1,024
2004	759	626	972	850	1,731	1,476
2005	979	787	2,031	1,711	3,010	2,498
2006	549	429	819	656	1,368	1,085
2007	818	644	587	478	1,405	1,122
Total securities	$3,528	$2,846	$5,184	$4,359	$8,712	$7,205

1	These securities are mainly investment grade with ratings of BBB and above for accounting purposes and do not reflect the re-securitization transaction.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 21

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI), which are based under the “International Convergence on Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. Effective April 30, 2009, for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the one month lag in the reporting of TD Banknorth’s and Commerce’s financial position and results was eliminated by using the same period end as the rest of the Bank. Further, effective October 31, 2008, for regulatory purposes only, the Bank’s investment in TD Ameritrade is translated using the period end foreign exchange rate of the Bank.

Regulatory Capital Position
			As at
(millions of Canadian dollars, except as noted)	July 31, 2009	Apr. 30, 2009	Oct. 31, 2008	July 31, 2008
Risk-weighted assets for:
Credit risk	$160,336	$167,836	$177,552	$152,326
Market risk	4,682	7,737	9,644	8,179
Operational risk	24,727	24,172	24,554	24,169
Total risk-weighted assets	$189,745	$199,745	$211,750	$184,674

Tier 1 capital	$21,219	$21,778	$20,679	$17,491
Tier 1 capital ratio1	11.2%	10.9%	9.8%	9.5%
Total capital2	$27,906	$28,216	$25,348	$24,702
Total capital ratio3	14.7%	14.1%	12.0%	13.4%
Assets-to-capital multiple4	16.6	17.1	19.3	17.9
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by RWA.
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. Effective November 1, 2008, substantial investments held before January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital.
As at July 31, 2009, the Bank’s Tier 1 capital ratio was 11.2%, compared with 9.8% as at October 31, 2008. The increase was primarily a result of capital issuances, including common shares, preferred shares and innovative Tier 1 capital securities and a decline in RWA, largely in Wholesale Banking, partially offset by the 50/50 deduction discussed above. The Total capital ratio was 14.7% as at July 31, 2009, compared with 12.0% as at October 31, 2008. The increase was largely due to lower RWA and capital issuances.
The Bank continues to maintain sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
For further details of equity and preferred share issuances, see Notes 5, 6 and 8 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 9 to the Interim Consolidated Financial Statements.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units, taking into consideration the risks and business environment in which we operate. Through our businesses and operations, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework outlines appropriate risk oversight processes and the consistent communication and reporting of key risks that could hinder the achievement of our business objectives and strategies. Our risk governance structure and risk management approach have not substantially changed from that described in our 2008 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, refer to “Managing Risk” on pages 66 to 79 of the Bank's 2008 Annual Report.
The shaded sections of this MD&A, included on pages 21 to 23, represent a discussion relating to credit, market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended July 31, 2009.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 22

CREDIT RISK

Gross credit risk exposures, measured before credit risk mitigants, are given below:

Credit Risk Exposures1 - Standardized and AIRB Approaches
	As at July 31, 2009			As at Oct. 31, 2008
(millions of Canadian dollars)	Standardized2	AIRB	Total	Standardized2	AIRB	Total
Retail
Residential secured	$10,239	$141,934	$152,173	$7,733	$134,930	$142,663
Qualifying revolving retail	-	40,715	40,715	-	41,461	41,461
Other retail	16,133	22,992	39,125	15,386	20,415	35,801
Total retail	26,372	205,641	232,013	23,119	196,806	219,925
Non-retail
Corporate	45,426	98,807	144,233	44,991	113,119	158,110
Sovereign	1,725	50,516	52,241	305	57,856	58,161
Bank	16,145	77,098	93,243	8,302	91,635	99,937
Total non-retail	63,296	226,421	289,717	53,598	262,610	316,208
Gross credit risk exposures	$89,668	$432,062	$521,730	$76,717	$459,416	$536,133
1	Gross credit risk exposures represent exposure at default and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.
2
Beginning the first quarter of 2009, credit risk exposures from the Commerce acquisition are reported using the Standardized approach, previously reported within the Standardized approach using the Interim Approach to Reporting.

MARKET RISK

The graph below discloses daily VaR usage and trading-related income1 within Wholesale Banking. For the quarter ended July 31, 2009 trading-related income was positive for 84.8% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

1
Trading-related income is the total of net interest income on trading positions reported in net interest income and trading income reported in non-interest income. Trading-related revenue in the graph above excludes revenue related to changes in the fair value of loan commitments. Similarly, the commitments are not included in the VaR measure as they are not managed as trading positions. In the first quarter of the current year, there was a significant recovery realized on the cancellation of a loan commitment due to specific circumstances related to the borrower.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 23

The following table presents the end of quarter, average, high and low Total VaR usage.
Value-at-Risk Usage
	For the three months ended						For the nine months ended
	July 31 2009				Apr. 30 2009	July 31 2008	July 31 2009	July 31 2008
(millions of Canadian dollars)	As at	Average	High	Low	Average	Average	Average	Average
Interest rate and credit spread risk	$9.7	$14.3	$22.0	$8.3	$25.2	$25.6	$23.5	$22.6
Equity risk	6.4	8.3	13.8	4.8	8.2	13.4	9.8	9.7
Foreign exchange risk	4.7	3.3	6.0	1.2	5.2	3.8	4.2	2.9
Commodity risk	0.5	0.9	1.5	0.5	0.9	1.5	0.9	1.4
Debt specific risk	17.0	21.9	30.4	13.9	39.4	35.1	36.6	28.5
Diversification effect1	(19.4)	(23.4)	n/m2	n/m2	(32.1)	(33.0)	(31.2)	(27.6)
Total Value-at-Risk	$18.9	$25.3	$34.7	$18.2	$46.8	$46.4	$43.8	$37.5
1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value-at-Risk (EVaR)) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management.

The Bank uses derivative financial instruments, wholesale instruments and other capital market alternatives and, less frequently, product pricing strategies to manage interest rate risk. As at July 31, 2009, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $107.6 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $141.9 million after tax.
The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

Sensitivity of After-tax Economic Value at Risk by Currency
	As at July 31, 2009		As at Oct. 31, 2008		As at July 31, 2008
(millions of Canadian dollars)	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(16.7)	$(76.3)	$(0.4)	$(27.0)	$(7.8)	$(21.6)
U.S. dollar	(90.9)	(65.6)	(122.4)	(2.0)	(58.7)	(67.1)

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 24

LIQUIDITY RISK
As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to ensure we have sufficient liquid assets to continue to function. The process that ensures adequate access to funds is known as the management of liquidity risk.
   Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
   To define the amount of liquidity that must be held at all times for a specified minimum period, we use a conservative base-case scenario stress test. This scenario ensures that we have sufficient liquidity to cover 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP). We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully secured basis for a period up to one year.
   To meet liquidity requirements, we hold assets that can be readily converted into cash. Assets must be currently marketable, of sufficient credit quality and available for sale to be considered readily convertible into cash. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
   While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis to ensure consistent and efficient management of liquidity risk across all of our operations. On July 31, 2009, our consolidated surplus liquid-asset position for up to 90 days, as measured under our base-case scenario, was $3.9 billion, compared with a surplus liquid-asset position of $3.7 billion on April 30, 2009. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.
   The base-case scenario models a Bank-specific liquidity stress event and assumes normal levels of asset liquidity in the markets. In response to conditions experienced in global financial markets in September, 2008 which significantly affected liquidity, the Asset/Liability Committee (ALCO) and the Risk Committee of the Board approved managing to a Systemic Market Event liquidity stress test scenario as directed by the Global Liquidity Risk Management policy. Building on the base-case scenario, the Systemic Market Event scenario further adjusts asset liquidity to reflect both the stressed market conditions as well as the availability of high quality, unencumbered Bank-owned assets eligible as collateral under secured borrowing programs such as the Bank of Canada Term Purchase and Resale Agreement (PRA) and National Housing Act Mortgage-Backed Securities (NHA MBS) auction programs and other central bank programs. In addition, we assume coverage of increased contingent requirements for potential draws on committed line of credit facilities. Our policy requires that a surplus liquid-asset position be maintained for all measured time periods up to 90 days. As of July 31, 2009, we continued to manage the Systematic Market Event scenario and reported a positive surplus as required.
   We have contingency plans in place to provide direction in the event of a liquidity crisis.
We also regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. The impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business.
In response to current conditions in global financial markets affecting liquidity, the Global Liquidity Forum meets frequently and closely monitors global funding market conditions and potential impacts to our funding access on a daily basis.

OFF-BALANCE SHEET ARRANGEMENTS
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Consolidated Balance Sheet.

Securitization of Bank-Originated Assets
The Bank securitizes residential mortgages, personal loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of these securitization exposures are as follows:

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 25

Exposure Securitized by the Bank as an Originator1,2
	As at July 31, 2009				As at Oct. 31, 2008
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
(millions of Canadian dollars)	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$-	$-	$36,873	$1,081	$-	$-	$24,332	$442
Personal loans	7,363	107	-	-	8,100	80	-	-
Commercial mortgage loans	125	3	-	-	148	4	-	-
Total exposure	$7,488	$110	$36,873	$1,081	$8,248	$84	$24,332	$442
1   Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2   In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

Residential Mortgage Loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal Loans
The Bank securitizes personal loans through QSPEs, as well as single-seller conduits via QSPEs. As at July 31, 2009, the single-seller conduits had $5.1 billion (October 31, 2008 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $3.0 billion (October 31, 2008 - $3.0 billion) of term notes outstanding. While the probability of loss is negligible, as at July 31, 2009, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2008 - $5.1 billion) of which $1.1 billion (October 31, 2008 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $107 million (October 31, 2008 - $80 million) relating to excess spread.

Commercial Mortgage Loans
As at July 31, 2009, the Bank’s maximum potential exposure to loss was $2.6 million (October 31, 2008 - $4 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-Originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $8.6 billion (October 31, 2008 - $10.7 billion) as at July 31, 2009. Further, the Bank has committed an additional $1.2 billion (October 31, 2008 - $1.8 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at July 31, 2009, the Bank also provided deal-specific credit enhancement in the amount of $238 million (October 31, 2008 - $78 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Exposure to Third Party-Originated Assets Securitized by Bank-Sponsored Conduits
	As at July 31, 2009				As at Oct. 31, 2008
				Expected weighted- average life (years)1
		Ratings profile of				Ratings profile of
	Significant	SPE asset class			Significant	SPE asset class
(millions of Canadian	unconsolidated		AA+ to		unconsolidated		AA+ to
dollars)	SPEs	AAA	AA-		SPEs	AAA	AA-
Residential mortgage loans	$2,631	$2,601	$30	2.5	$3,428	$3,378	$50
Credit card loans	500	500	-	2.9	500	500	-
Automobile loans and leases	3,237	3,237	-	1.4	4,474	4,470	4
Equipment loans and leases	436	436	-	1.2	638	636	2
Trade receivables	1,748	1,748	-	2.7	1,705	1,679	26
Total exposure	$8,552	$8,522	$30	2.1	$10,745	$10,663	$82
1
Expected weighted-average life for each asset type is based upon each conduit’s remaining purchase commitment for revolving pools and the expected weighted-average life of the assets for amortizing pools.

As at July 31, 2009, the Bank held $0.8 billion (October 31, 2008 - $2.8 billion) of ABCP, issued by Bank-sponsored multi-seller and single-seller conduits, on its balance sheet.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 26

Exposure to Third Party-Sponsored Conduits
The Bank has exposure to U.S. third party-sponsored conduits arising from providing liquidity facilities of $214 million (October 31, 2008 - $465 million) of which $156 million (October 31, 2008 - $24 million) has been drawn. The assets within these conduits primarily comprise automotive-related financing assets, including loans and leases. During the three months ended July 31, 2009 and subsequently, these assets have received significantly different ratings (split ratings) from various credit rating agencies, ranging from AAA to BB-. The weighted average of the lowest of the split ratings, if the facilities are drawn, will result in credit exposure to the Bank of BBB+ (October 31, 2008 - AAA).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at July 31, 2009 was not significant.

Other Investment and Financing Products
Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through VIEs to provide them with cost efficient financing. Under these transactions, as at July 31, 2009, the Bank provided approximately $2.0 billion (October 31, 2008 - $2.1 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ credit ratings on an S&P-equivalent basis, fully covering its investments in these VIEs (October 31, 2008 - AA). At inception or through recent restructuring of the transactions, the counterparties posted collateral with AAA ratings on an S&P-equivalent basis in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At July 31, 2009, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $385 million (October 31, 2008 - $960 million). As at July 31, 2009, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.0 billion (October 31, 2008 - $2.1 billion). The transactions provide the Bank or the counterparties discretion to exit the transactions on short notice. As at July 31, 2009, these VIEs had assets totalling more than $10.4 billion (October 31, 2008 - $10.6 billion).

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at July 31, 2009, were as follows:

Collateralized Debt Obligations1
	As at July 31, 2009		As at Oct. 31, 2008
(millions of Canadian dollars)	Notional amount	Positive (negative) fair value	Notional amount	Positive (negative) fair value
Funded
Purchased protection via Bank-issued credit linked notes	$231	$(47)	$283	$(38)
Unfunded
Sold protection - positive fair value	840	-	891	-
- negative fair value	-	(212)	-	(278)
Purchased protection - positive fair value	170	70	261	104
- negative fair value	-	(4)	-	(28)
Unfunded - Similar Reference Portfolio
Sold protection - positive fair value	-	-	1,820	5
- negative fair value	-	-	-	(568)
Purchased protection - positive fair value	-	-	1,883	613
- negative fair value	-	-	-	(5)
1   This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs. The CDOs are referenced to corporate debt securities. The hedges on the similar reference portfolio are not entered into with monoline insurers; rather they are entered into with global financial institutions, such as universal banks or broker-dealers. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $10 million to an increase in the fair value by $10 million.

Leveraged Finance Credit Commitments
Included in ‘Commitments to extend credit’ in Note 28 to the 2008 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at July 31, 2009, was not significant (October 31, 2008 - $3.3 billion).

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 27

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results
	For the three months ended
			2009				2008	2007
(millions of Canadian dollars)	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31
Net interest income	$2,833	$2,940	$2,728	$2,449	$2,437	$1,858	$1,788	$1,808
Non-interest income	1,834	1,385	1,422	1,191	1,600	1,530	1,816	1,742
Total revenue	4,667	4,325	4,150	3,640	4,037	3,388	3,604	3,550
Provision for credit losses	557	656	537	288	288	232	255	139
Non-interest expenses	3,045	3,051	3,020	2,367	2,701	2,206	2,228	2,241
Provision for (recovery of) income taxes	209	35	(58)	20	122	160	235	153
Non-controlling interests in subsidiaries, net of income taxes	28	28	28	18	8	9	8	8
Equity in net income of an associated company, net of income taxes	84	63	89	67	79	71	92	85
Net income - reported	912	618	712	1,014	997	852	970	1,094
Adjustments for items of note, net of income taxes:
Amortization of intangibles	122	127	127	126	111	92	75	99
Reversal of Enron litigation reserve	-	-	-	(323)	-	-	-	-
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	43	134	200	(118)	-	-	-	-
Gain relating to restructuring of Visa	-	-	-	-	-	-	-	(135)
Restructuring and integration charges relating to the Commerce acquisition	70	50	67	25	15	30	-	-
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	75	44	(12)	(59)	(22)	(1)	(25)	2
Other tax items	-	-	-	-	14	-	20	-
Provision for insurance claims	-	-	-	-	-	-	20	-
General allowance increase (release) in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	46	77	55	-	-	-	-	(39)
Settlement of TD Banknorth shareholder litigation	-	39	-	-	-	-	-	-
FDIC special assessment charge	35	-	-	-	-	-	-	-
Total adjustments for items of note	391	471	437	(349)	118	121	90	(73)
Net income - adjusted	1,303	1,089	1,149	665	1,115	973	1,060	1,021
Preferred dividends	49	41	29	23	17	11	8	5
Net income available to common shareholders - adjusted	$1,254	$1,048	$1,120	$642	$1,098	$962	$1,052	$1,016

(Canadian dollars, except as noted)
Basic earnings per share
- reported	$1.01	$0.68	$0.82	$1.23	$1.22	$1.12	$1.34	$1.52
- adjusted	1.47	1.23	1.35	0.79	1.37	1.33	1.46	1.42
Diluted earnings per share
- reported	1.01	0.68	0.82	1.22	1.21	1.12	1.33	1.50
- adjusted	1.47	1.23	1.34	0.79	1.35	1.32	1.45	1.40
Return on common shareholders’ equity	9.8%	6.6%	8.1%	13.3%	13.4%	13.4%	18.0%	20.8%

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 28

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 29 to 46 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s Consolidated Financial Statements for the year ended October 31, 2008. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s 2008 Consolidated Financial Statements, except as described below.

Changes in Accounting Policies
Alignment of Reporting Period of U.S. Entities
Effective the quarter ended April 30, 2009, the reporting periods of TD Banknorth and Commerce have been aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Previously, the reporting periods of TD Banknorth and Commerce were included in the Bank’s financial statements on a one month lag. In accordance with Canadian Institute of Chartered Accountant’s (CICA) Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to the prior period Consolidated Financial Statements is not material and therefore, an adjustment was made to opening retained earnings of the second quarter this year to align the reporting periods of TD Banknorth and Commerce to that of the Bank’s reporting period. Accordingly, the results of TD Banknorth and Commerce for the nine months ended July 31, 2009 have been included with the results of the Bank for the nine months ended July 31, 2009, while the results of January 2009 have been included directly in retained earnings and not in the Interim Consolidated Statement of Income.

Subsequent Accounting for Impaired Financial Assets
On April 29, 2009, the Bank adopted an amendment to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement (Section 3855). The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized using the rate of interest used to determine the impairment loss. The adoption of this amendment did not have a material impact on the financial position or earnings of the Bank.

Goodwill, Intangible Assets and Financial Statement Concepts
Effective November 1, 2008, the Bank adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with the new standard. The adoption of these standards did not have a material impact on the financial position or earnings of the Bank.

Credit Risk and Fair Value
Effective November 1, 2008, the Bank adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material impact on the financial position or earnings of the Bank.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2008 Annual Report.

Future Changes in Accounting Policies
Financial Instruments Disclosures
The CICA’s Accounting Standards Board (AcSB) amended CICA Handbook Section 3862, Financial Instruments - Disclosures, to enhance the disclosure requirements regarding fair value measurements and the liquidity risk of financial instruments. The amendments will be effective for the Bank’s 2009 annual Consolidated Financial Statements.

Assessment of Embedded Derivatives upon Reclassification
During the third quarter of fiscal 2009, the AcSB amended Section 3855 to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment of whether an embedded derivative is required to be bifurcated must be completed. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. It did not have a material impact on the financial position or earnings of the Bank.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 29

Impairment of Financial Assets
On August 20, 2009, the AcSB amended Section 3855 and CICA Handbook Section 3025, Impaired Loans (Section 3025). The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Bank does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as AFS continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other-than-temporary. However, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. The amendments will be adopted by the Bank in the fourth quarter of fiscal 2009. The Bank is assessing the impact of adoption of the amendments on the financial position and earnings of the Bank.

Conversion to International Financial Reporting Standards
The AcSB requires that all Canadian publicly accountable enterprises adopt International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences in recognition, measurement and disclosures.
   IFRS will be effective for the Bank for the fiscal 2012 beginning on November 1, 2011. This includes restatement of comparative fiscal 2011 financial results for interim and annual periods. Currently, the Bank is in the planning phase of converting to IFRS. It is not yet possible to fully determine the impact to the financial statements, as accounting standards and the interpretations thereof are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 30

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	July 31	Oct. 31
(millions of Canadian dollars)	2009	2008
ASSETS
Cash and due from banks	$2,477	$2,517
Interest-bearing deposits with banks	15,482	15,429
	17,959	17,946
Securities
Trading (Note 15)	49,756	59,497
Available-for-sale (Note 2)	88,914	75,121
Held-to-maturity	12,223	9,507
	150,893	144,125
Securities purchased under reverse repurchase agreements	32,414	42,425
Loans
Residential mortgages	61,843	57,596
Consumer instalment and other personal	90,067	79,610
Credit card	7,863	7,387
Business and government (Note 15)	76,556	76,567
	236,329	221,160
Allowance for loan losses (Note 3)	(1,979)	(1,536)
Loans, net of allowance for loan losses	234,350	219,624
Other
Customers’ liability under acceptances	9,743	11,040
Investment in TD Ameritrade	5,865	5,159
Derivatives	57,374	83,548
Goodwill	14,951	14,842
Other intangibles	2,678	3,141
Land, buildings and equipment	3,887	3,833
Other assets	14,476	17,531
	108,974	139,094
Total assets	$544,590	$563,214
LIABILITIES
Deposits
Personal	$216,900	$192,234
Banks	6,171	9,680
Business and government	124,503	129,086
Trading	40,904	44,694
	388,478	375,694
Other
Acceptances	9,743	11,040
Obligations related to securities sold short	12,439	18,518
Obligations related to securities sold under repurchase agreements	7,413	18,654
Derivatives	55,536	74,473
Other liabilities	17,764	17,721
	102,895	140,406
Subordinated notes and debentures	12,419	12,436
Liability for preferred shares (Note 5)	550	550
Liability for capital trust securities (Note 6)	899	894
Non-controlling interests in subsidiaries (Note 7)	1,561	1,560
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: July 31, 2009 - 854.1 and Oct. 31, 2008 - 810.1) (Note 8)	15,073	13,241
Preferred shares (millions of shares issued and outstanding: July 31, 2009 - 135.8 and Oct. 31, 2008 - 75.0) (Note 8)	3,395	1,875
Contributed surplus	339	350
Retained earnings	18,383	17,857
Accumulated other comprehensive income (loss) (Note 10)	598	(1,649)
	37,788	31,674
Total liabilities and shareholders’ equity	$544,590	$563,214

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 31

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended		For the nine months ended
(millions of Canadian dollars, except as noted)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Interest income
Loans	$2,694	$3,410	$8,684	$10,046
Securities
Dividends	184	259	688	761
Interest	1,096	1,267	3,849	3,171
Deposits with banks	538	194	1,394	467
	4,512	5,130	14,615	14,445
Interest expense
Deposits	1,221	2,068	4,692	6,378
Subordinated notes and debentures	168	165	503	482
Preferred shares and capital trust securities	23	24	70	70
Other	267	436	849	1,432
	1,679	2,693	6,114	8,362
Net interest income	2,833	2,437	8,501	6,083
Non-interest income
Investment and securities services	572	591	1,621	1,714
Credit fees	150	121	454	330
Net securities gains (losses)	(90)	14	(463)	276
Trading income (loss)	338	(196)	470	(140)
Service charges	368	356	1,122	874
Loan securitizations (Note 4)	92	77	333	244
Card services	197	175	541	410
Insurance, net of claims	253	243	711	679
Trust fees	35	36	108	106
Other income (loss) (Note 15)	(81)	183	(256)	453
	1,834	1,600	4,641	4,946
Total revenue	4,667	4,037	13,142	11,029
Provision for credit losses (Note 3)	557	288	1,750	775
Non-interest expenses
Salaries and employee benefits	1,436	1,342	4,387	3,650
Occupancy, including depreciation	299	279	920	648
Equipment, including depreciation	227	188	651	480
Amortization of other intangibles	158	166	502	405
Restructuring costs (Note 16)	-	-	27	48
Marketing and business development	127	131	408	343
Brokerage-related fees	73	64	204	186
Professional and advisory services	200	135	540	364
Communications	60	54	181	149
Other (Note 17)	465	342	1,296	862
	3,045	2,701	9,116	7,135
Income before income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,065	1,048	2,276	3,119
Provision for income taxes	209	122	186	517
Non-controlling interests in subsidiaries, net of income taxes	28	8	84	25
Equity in net income of an associated company, net of income taxes	84	79	236	242
Net income	912	997	2,242	2,819
Preferred dividends	49	17	119	36
Net income available to common shareholders	$863	$980	$2,123	$2,783
Average number of common shares outstanding (millions) (Note 13)
Basic	851.5	804.0	844.3	756.8
Diluted	855.4	811.0	846.5	763.2
Earnings per share (Canadian dollars) (Note 13)
Basic	$1.01	$1.22	$2.51	$3.68
Diluted	1.01	1.21	2.51	3.65
Dividends per share (Canadian dollars)	0.61	0.59	1.83	1.75

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 32

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the three months ended		For the nine months ended
(millions of Canadian dollars)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Common shares (Note 8)
Balance at beginning of period	$14,875	$12,818	$13,241	$6,577
Proceeds from shares issued on exercise of stock options	90	129	135	200
Shares issued as a result of dividend reinvestment plan	116	142	324	185
Proceeds from issuance of new shares	-	-	1,381	-
Shares issued on acquisition of Commerce	-	-	-	6,147
Impact of shares sold (acquired) for trading purposes1	(8)	1	(8)	(19)
Balance at end of period	15,073	13,090	15,073	13,090
Preferred shares (Note 8)
Balance at beginning of period	3,395	1,125	1,875	425
Shares issued	-	500	1,520	1,200
Balance at end of period	3,395	1,625	3,395	1,625
Contributed surplus
Balance at beginning of period	350	383	350	119
Stock options (Note 11)	(11)	(28)	(11)	(27)
Conversion of Commerce stock options on acquisition	-	-	-	263
Balance at end of period	339	355	339	355
Retained earnings
Balance at beginning of period	18,039	16,864	17,857	15,954
Net income of U.S. entities for January 2009 (Note 1)	-	-	4	-
Net income	912	997	2,242	2,819
Common dividends	(519)	(475)	(1,553)	(1,358)
Preferred dividends	(49)	(17)	(119)	(36)
Share issue expenses	-	(7)	(48)	(17)
Balance at end of period	18,383	17,362	18,383	17,362
Accumulated other comprehensive income (loss) (Note 10)
Balance at beginning of period	2,968	(595)	(1,649)	(1,671)
Other comprehensive income of U.S. entities for January 2009 (Note 1)	-	-	329	-
Other comprehensive income (loss) for the period	(2,370)	(544)	1,918	532
Balance at end of period	598	(1,139)	598	(1,139)
Retained earnings and accumulated other comprehensive income	18,981	16,223	18,981	16,223
Total shareholders’ equity	$37,788	$31,293	$37,788	$31,293
1   Sold or purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 33

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS) (unaudited)
	For the three months ended		For the nine months ended
(millions of Canadian dollars)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Net income	$912	$997	$2,242	$2,819
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activitiesa	1,178	(272)	845	(80)
Reclassification to earnings of net losses (gains) in respect of available-for-sale securitiesb	45	(17)	212	(58)
Net change in unrealized foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activitiesc,d	(2,576)	(231)	353	8
Change in net gains (losses) on derivative instruments designated as cash flow hedgese	(661)	41	1,403	764
Reclassification to earnings of net gains on cash flow hedgesf	(356)	(65)	(895)	(102)
Total other comprehensive income (loss) for the period	(2,370)	(544)	1,918	532
Comprehensive income (loss) for the period	$(1,458)	$453	$4,160	$3,351
a
Net of income tax provision of $576 million and $339 million, respectively, for the three and nine months ended July 31, 2009 (three and nine months ended July 31, 2008 - income tax recovery of $153 million and $83 million, respectively).

b
Net of income tax recovery of $61 million and $133 million, respectively, for the three and nine months ended July 31, 2009 (three and nine months ended July 31, 2008 - income tax provision of $4 million and $21 million, respectively).

c
Net of income tax provision of $537 million and $662 million, respectively, for the three and nine months ended July 31, 2009 (three and nine months ended July 31, 2008 - income tax recovery of $97 million and $392 million, respectively).

d
Includes $1,297 million and $1,406 million, respectively, of after-tax gains arising from hedges of the Bank's investment in foreign operations for the three and nine months ended July 31, 2009 (three and nine months ended July 31, 2008 - after-tax losses of $215 million and $887 million, respectively).

e
Net of income tax recovery of $267 million and net of income tax provision of $676 million, respectively, for the three and nine months ended July 31, 2009 (three and nine months ended July 31, 2008 - income tax provision of $10 million and $328 million, respectively).

f
Net of income tax provision of $165 million and $398 million, respectively, for the three and nine months ended July 31, 2009 (three and nine months ended July 31, 2008 - income tax provision of $29 million and $45 million, respectively).

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 34

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended		For the nine months ended
(millions of Canadian dollars)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Cash flows from (used in) operating activities
Net income	$912	$997	$2,242	$2,819
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	557	288	1,750	775
Restructuring costs (Note 16)	-	-	27	48
Depreciation	156	135	434	302
Amortization of other intangibles	158	166	502	405
Stock options	8	5	25	16
Net securities losses (gains)	90	(14)	463	(276)
Net gain on securitizations (Note 4)	(53)	(24)	(234)	(85)
Equity in net income of an associated company	(84)	(79)	(236)	(242)
Non-controlling interests	28	8	84	25
Future income taxes	(32)	(338)	40	(317)
Changes in operating assets and liabilities:
Current income taxes payable	943	(450)	2,129	(1,962)
Interest receivable and payable	(139)	(18)	76	(132)
Trading securities	10,208	9,420	9,607	10,092
Derivative assets	17,002	(852)	25,951	(2,255)
Derivative liabilities	(13,381)	(666)	(18,753)	(1,749)
Other	(3,226)	1,671	531	267
Net cash from operating activities	13,147	10,249	24,638	7,731
Cash flows from (used in) financing activities
Change in deposits	(13,477)	4,695	11,763	30,554
Change in securities sold under repurchase agreements	2,468	208	(11,519)	(1,516)
Change in securities sold short	(1,363)	947	(6,079)	298
Issue of subordinated notes and debentures	-	1,025	-	4,025
Repayment of subordinated notes and debentures	-	-	(18)	-
Liability for preferred shares and capital trust securities	(1)	20	5	(1)
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	(50)	(13)	(3)	4
Common shares issued for cash, net of expenses	-	-	1,356	-
Common shares issued on exercise of stock options	71	96	99	157
Common shares sold (acquired) for trading purposes	(8)	1	(8)	(19)
Dividends paid in cash on common shares	(403)	(333)	(1,229)	(1,173)
Net proceeds from issuance of preferred shares	-	493	1,497	1,183
Dividends paid on preferred shares	(49)	(17)	(119)	(36)
Net cash from (used in) financing activities	(12,812)	7,122	(4,255)	33,476
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(4,677)	3,154	(2,692)	2,301
Activity in available-for-sale and held-to-maturity securities:
Purchases	(20,301)	(37,956)	(80,051)	(76,940)
Proceeds from maturities	20,666	13,642	41,954	20,339
Proceeds from sales	10,063	16,851	26,299	48,540
Activity in lending activities:
Origination and acquisitions	(36,283)	(42,383)	(120,749)	(111,999)
Proceeds from maturities	24,876	28,917	83,554	80,265
Proceeds from sales	147	372	366	825
Proceeds from loan securitizations (Note 4)	6,048	1,395	20,906	4,809
Land, buildings and equipment	123	(107)	(463)	(250)
Securities purchased under reverse repurchase agreements	(805)	(1,071)	10,809	(6,490)
Acquisitions and dispositions less cash and cash equivalents acquired (Note 18)	-	-	-	(1,759)
Net cash used in investing activities	(143)	(17,186)	(20,067)	(40,359)
Effect of exchange rate changes on cash and cash equivalents	(152)	14	(167)	81
Net increase in cash and cash equivalents	40	199	149	929
Impact due to reporting-period alignment of U.S. entities (Note 1)	-	-	(189)	-
Cash and cash equivalents at beginning of period	2,437	2,520	2,517	1,790
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,477	$2,719	$2,477	$2,719
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$2,022	$2,886	$7,165	$8,486
Amount of income taxes paid (refunded) during the period	(90)	413	(968)	1,945

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 35

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2008 (2008 Consolidated Financial Statements), except as described in this Note. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the 2008 Consolidated Financial Statements and the accompanying notes included on pages 88 to 135 of the Bank’s 2008 Annual Report and the shaded sections of the 2008 Management’s Discussion and Analysis (MD&A) included on pages 68 to 76 of the Bank’s 2008 Annual Report. Certain disclosures are included in the MD&A as permitted by GAAP and as discussed on pages 21 to 23 of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented. Note that certain comparative amounts have been reclassified to conform to the current period’s presentation.

CHANGES IN ACCOUNTING POLICIES
Alignment of Reporting Period of U.S. Entities
Effective the quarter ended April 30, 2009, the reporting periods of TD Banknorth Inc. (TD Banknorth) and Commerce Bancorp, Inc. (Commerce) have been aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Previously, the reporting periods of TD Banknorth and Commerce were included in the Bank’s financial statements on a one month lag. In accordance with Canadian Institute of Chartered Accountant’s (CICA) Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to the prior period Consolidated Financial Statements is not material and therefore, an adjustment was made to opening retained earnings of the second quarter this year to align the reporting periods of TD Banknorth and Commerce to that of the Bank’s reporting period. Accordingly, the results of TD Banknorth and Commerce for the nine months ended July 31, 2009 have been included with the results of the Bank for the nine months ended July 31, 2009, while the results of January 2009 have been included directly in retained earnings and not in the Interim Consolidated Statement of Income.

Subsequent Accounting for Impaired Financial Assets
On April 29, 2009, the Bank adopted an amendment to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement (Section 3855). The amendment clarified that, subsequent to the recognition of an impairment loss on a financial asset (other than a loan), interest income on the impaired financial asset is recognized using the rate of interest used to determine the impairment loss. The adoption of this amendment did not have a material impact on the financial position or earnings of the Bank.

Goodwill, Intangible Assets and Financial Statement Concepts
Effective November 1, 2008, the Bank adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. CICA Handbook Section 1000, Financial Statement Concepts, was also amended to provide consistency with the new standard. The adoption of these standards did not have a material impact on the financial position or earnings of the Bank.

Credit Risk and Fair Value
Effective November 1, 2008, the Bank adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material impact on the financial position or earnings of the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES
Financial Instruments Disclosures
The CICA’s Accounting Standards Board (AcSB) amended CICA Handbook Section 3862, Financial Instruments - Disclosures, to enhance the disclosure requirements regarding fair value measurements and the liquidity risk of financial instruments. The amendments will be effective for the Bank’s 2009 annual Consolidated Financial Statements.

Assessment of Embedded Derivatives upon Reclassification
During the third quarter of fiscal 2009, the AcSB amended Section 3855 to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment of whether an embedded derivative is required to be bifurcated must be completed. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. It did not have a material impact on the financial position or earnings of the Bank.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 36

Impairment of Financial Assets
On August 20, 2009, the AcSB amended Section 3855 and CICA Handbook Section 3025, Impaired Loans (Section 3025). The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Bank does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as available-for-sale (AFS) continue to be written down to their fair value through the Consolidated Statement of Income when the impairment is considered to be other-than-temporary. However, the impairment loss can be reversed if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. The amendments will be adopted by the Bank in the fourth quarter of fiscal 2009. The Bank is assessing the impact of adoption of the amendments on the financial position and earnings of the Bank.

Conversion to International Financial Reporting Standards
The AcSB requires that all Canadian publicly accountable enterprises adopt International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences in recognition, measurement and disclosures.
   IFRS will be effective for the Bank for the fiscal 2012 beginning on November 1, 2011. This includes restatement of comparative fiscal 2011 financial results for interim and annual periods. Currently, the Bank is in the planning phase of converting to IFRS. It is not yet possible to fully determine the impact to the financial statements, as accounting standards and the interpretations thereof are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

Note 2: SECURITIES

Impairment of Available-for-Sale Securities
AFS securities are written down to fair value through net income whenever it is necessary to reflect other-than-temporary impairment.  For the three and nine months ended July 31, 2009, the Bank recognized impairment losses on AFS securities that were deemed to be other-than-temporary of $22 million and $333 million, respectively. These losses were primarily related to Wholesale Banking.

Reclassification of Certain Debt Securities
The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these debt securities from trading to the AFS category effective August 1, 2008 in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement and CICA Handbook Section 3862, Financial Instruments - Disclosure. This change was made as a result of deterioration in markets and severe dislocation in the credit market and is described in more detail in Notes 1 and 2 to the 2008 Consolidated Financial Statements.
    On August 1, 2008, the fair value of debt securities reclassified from trading to AFS was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted-average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $9,732 million. The fair value of the reclassified debt securities was $6,193 million as at July 31, 2009 (October 31, 2008 - $7,355 million). During the three and nine months ended July 31, 2009, net interest income of $86 million and $300 million after tax, respectively (three months ended October 31, 2008 - $110 million after tax), was recorded relating to the reclassified debt securities. For the three and nine months ended July 31, 2009, the respective increase in fair value of $316 million and $486 million after tax (three months ended October 31, 2008 - decrease of $561 million after tax) for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in an increase of net income of $316 million and $486 million after tax, respectively, for the three and nine months ended July 31, 2009 (three months ended October 31, 2008 - reduction of $561 million after tax). Included in the impairment losses on AFS securities disclosed above, $3 million and $88 million, for the three and nine months ended July 31, 2009, respectively (three months ended October 31, 2008 - nil), related to debt securities in the reclassified portfolio. These losses were primarily offset by gains on credit protection held which were recorded in other income. For the three and nine months ended July 31, 2008, the Bank recognized the change in the fair value of these debt securities in its trading income.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 37

Unrealized Gains and Losses on Available-for-Sale Securities
							As at
			July 31, 2009				Oct. 31, 2008
(millions of Canadian dollars)	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and government-related securities
Canadian government debt
Federal	$10,618	$10	$-	$10,628	$10,363	$14	$2	$10,375
Provinces	342	9	-	351	231	3	1	233
U.S. Federal, state and municipal governments and agencies debt	15,291	188	47	15,432	5,295	12	149	5,158
Other OECD government-guaranteed debt	10,373	23	-	10,396	22	-	-	22
Mortgage-backed securities	22,007	1,017	451	22,573	29,118	401	728	28,791
	58,631	1,247	498	59,380	45,029	430	880	44,579
Other debt securities
Asset-backed securities	10,115	7	74	10,048	9,178	1	290	8,889
Non-agency collateralized mortgage obligation portfolio	8,002	662	1,301	7,363	9,329	11	905	8,435
Corporate and other debt	3,664	327	42	3,949	2,601	1	40	2,562
	21,781	996	1,417	21,360	21,108	13	1,235	19,886
Bonds reclassified from trading1	6,285	161	253	6,193	8,219	2,154	3,018	7,355
Equity securities2
Preferred shares	375	37	30	382	452	70	22	500
Common shares	1,571	308	84	1,795	2,791	540	244	3,087
	1,946	345	114	2,177	3,243	610	266	3,587
Total	$88,643	$2,749	$2,282	$89,110	$77,599	$3,207	$5,399	$75,407
Total carrying value				$88,914				$75,121

1	Includes fair value of government and government-insured securities of $36 million (October 31, 2008 - $41 million) and other debt securities of $6,157 million (October 31, 2008 - $7,314 million).
2
Equity securities in the AFS portfolio with a carrying value of $2,237 million (October 31, 2008 - $1,496 million) do not have quoted market prices and are carried at cost. The fair value of these equity securities was $2,433 million (October 31, 2008 - $1,782 million) and is included in the table above.

Note 3: ALLOWANCE FOR CREDIT LOSSES AND LOANS PAST DUE BUT NOT IMPAIRED

The Bank maintains an allowance it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Interim Consolidated Balance Sheet. The allowance for loan losses, which includes allowance for deposits with banks, mortgages, acceptances and loans other than loans designated as trading under the fair value option, is deducted from loans on the Interim Consolidated Balance Sheet. The allowance for credit losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit and undrawn lines of credit, is recorded in other liabilities. The change in the Bank’s allowance for credit losses for the nine months ended July 31 is shown in the following table.

Allowance for Credit Losses
As at
	July 31, 2009				July 31, 2008
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Allowance for credit losses at beginning of year	$352	$1,184	$1,536	$203	$1,092	$1,295
Impact due to reporting-period alignment of U.S. entities1	22	29	51	-	-	-
Provision for credit losses	1,197	553	1,750	676	99	775
Write-offs	(1,108)	-	(1,108)	(699)	-	(699)
Recoveries	77	-	77	95	-	95
Foreign exchange and other adjustments2	(4)	(49)	(53)	17	(36)	(19)
Allowance for credit losses at end of period	$536	$1,717	$2,253	$292	$1,155	$1,447
Consisting of:
Allowance for loan losses3	$536	$1,443	$1,979	$292	$1,155	$1,447
Allowance for credit losses for off-balance sheet instruments3	-	274	274	-	-	-
Allowance for credit losses at end of period	$536	$1,717	$2,253	$292	$1,155	$1,447
1
The impact due to alignment of reporting period of U.S. entities consists of the following: provision for credit losses - $80 million; write-offs - $35 million; recoveries - nil; and other - $6 million.

2	Includes foreign exchange rate changes, net of losses on loan sales.
3	Effective April 30, 2009, the allowance for credit losses for off-balance sheet instruments is recorded in other liabilities. Prior period balances have not been reclassified.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 38

Loans Past Due but not Impaired
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date, taking into account the grace period, if applicable. The grace period represents the additional time period beyond the contractual due date during which a borrower may make the payment without the loan being classified as past due. The grace period varies depending on the product type and the borrower.
The table below represents loans that are past due but not impaired. With the exception of U.S. Personal and Commercial Banking, these amounts exclude loans that fall within the allowed grace period. U.S Personal and Commercial Banking may grant a grace period of up to 15 days. There were $2.0 billion as at July 31, 2009 (October 31, 2008 - $2.6 billion) of U.S. Personal and Commercial Banking loans that were past due up to 15 days and are included in the 1-30 days category in the table below.

Loans Past Due but not Impaired
					As at
	July 31, 2009				Oct. 31, 2008
(millions of Canadian dollars)	1-30 days	31-60 days	61-89 days	Total	1-30 days	31-60 days	61-89 days	Total
Residential mortgages	$851	$376	$80	$1,307	$807	$357	$63	$1,227
Consumer instalment and other personal	3,219	543	138	3,900	3,234	570	131	3,935
Credit card	351	77	48	476	381	75	41	497
Business and government	2,115	403	181	2,699	2,729	256	80	3,065
Total	$6,536	$1,399	$447	$8,382	$7,151	$1,258	$315	$8,724

Note 4: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for the three and nine months ended July 31. In most cases, the Bank retained responsibility for servicing the assets securitized.

Securitization Activity
(millions of Canadian dollars)	July 31, 2009					July 31, 2008
For the three months ended	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$6,785	$784	$-	$-	$7,569	$2,195	$1,477	$-	$-	$3,672
Retained interests	280	6	-	-	286	45	12	-	-	57
Cash flows received on retained interests	167	16	-	1	184	56	18	14	1	89

For the nine months ended
Gross proceeds	$21,643	$2,507	$-	$-	$24,150	$6,109	$4,221	$1,600	$-	$11,930
Retained interests	846	8	-	-	854	145	38	12	-	195
Cash flows received on retained interests	338	54	-	2	394	164	70	43	2	279

The following tables summarize the impact of securitizations on the Bank’s Interim Consolidated Statement of Income for the three and nine months ended July 31.

Securitization Gains and Income on Retained Interests
(millions of Canadian dollars)	July 31, 2009					July 31, 2008
For the three months ended	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale	$48	$5	$-	$-	$53	$13	$11	$-	$-	$24
Income on retained interests1	34	5	-	-	39	23	1	29	-	53
Total	$82	$10	$-	$-	$92	$36	$12	$29	$-	$77

For the nine months ended
Gain on sale	$227	$7	$-	$-	$234	$36	$37	$12	$-	$85
Income on retained interests1	84	15	-	-	99	69	14	76	-	159
Total	$311	$22	$-	$-	$333	$105	$51	$88	$-	$244

1   Income on retained interests excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are recorded in trading income.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 39

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions
				2009				2008
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate1	18.7%	5.2%	n/a	5.2%	18.5%	6.0%	43.5%	5.2%
Excess spread2	1.3	0.4	n/a	1.0	0.8	1.1	7.1	1.0
Discount rate	3.2	3.3	n/a	5.9	5.2	5.7	6.1	8.1
Expected credit losses3	-	-	n/a	0.1	-	-	2.4	0.1
1   Represents monthly payment rate for secured personal and credit card loans.
2   The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3   There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During the three months ended July 31, 2009, there were maturities of previously securitized loans and receivables of $1,521 million (three months ended July 31, 2008 - $2,277 million). Proceeds from new securitizations were $6,048 million for the three months ended July 31, 2009 (three months ended July 31, 2008 - $1,395 million). During the nine months ended July 31, 2009, there were maturities of previously securitized loans and receivables of $3,244 million (nine months ended July 31, 2008 - $7,121 million). Proceeds from new securitizations were $20,906 million for the nine months ended July 31, 2009 (nine months ended July 31, 2008 - $4,809 million).

Note 5: LIABILITY FOR PREFERRED SHARES

The Bank’s liability for preferred shares is as follows:

Preferred Shares

As at
(millions of Canadian dollars)	July 31, 2009	Oct. 31, 2008
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
Total liability for preferred shares	$550	$550

Note 6: CAPITAL TRUST SECURITIES

The following table summarizes the Capital Trust Securities issued by the Trusts that were established by the Bank.

Capital Trust Securities

	As at
(millions of Canadian dollars)	July 31, 2009	Oct. 31, 2008
Trust units issued by TD Capital Trust (thousands of units)
900 Capital Trust Securities - Series 2009 1	$899	$894
Trust units issued by TD Capital Trust II 2 (thousands of units)
350 TD Capital Trust II Securities - Series 2012-1	350	350
Trust units issued by TD Capital Trust III (thousands of units)
1,000 TD Capital Trust III Securities - Series 2008 3	987	990
Debt issued by TD Capital Trust IV 2 (thousands of units)
550 TD Capital Trust IV Notes - Series 1	550	-
450 TD Capital Trust IV Notes - Series 2	450	-
1	Included in Liability for Capital Trust Securities on the Interim Consolidated Balance Sheet.
2
Trust II and Trust IV are variable interest entities. As the Bank is not the primary beneficiary of the trusts, the Bank does not consolidate them. The senior deposit notes that were issued to Trust II and Trust IV are reflected in deposits on the Interim Consolidated Balance Sheet.

3	Included in non-controlling interests in subsidiaries on the Interim Consolidated Balance Sheet. See Note 7.

TD Capital IV Notes
On January 26, 2009, TD Capital Trust IV (Trust IV), a trust established under the laws of the Province of Ontario, issued $550 million of 9.523% TD Capital Trust IV Notes - Series 1 due June 30, 2108 (TD CaTS IV - Series 1) and $450 million of 10.00% TD Capital Trust IV Notes - Series 2 due June 30, 2108 (TD CaTS IV - Series 2) (collectively, the TD CaTS IV Notes). The proceeds from the issuance were invested in Bank deposits. TD CaTS IV Notes qualify as Tier 1 capital of the Bank.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 40

TD CaTS IV - Series 1 will pay interest, at a rate of 9.523%, in equal semi-annual instalments on June 30 and December 31 of each year until June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104 (Series 1 Interest Reset Date), the interest rate on the TD CaTS IV - Series 1 will reset to equal the Government of Canada (GOC) yield plus 10.125%. TD CaTS IV - Series 2 will pay interest, at a rate of 10.00%, in equal semi-annual instalments on June 30 and December 31 of each year until June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter until June 30, 2104 (Series 2 Interest Reset Date), the interest rate on the TD CaTS IV - Series 2 will reset to equal the GOC yield plus 9.735%.
On or after June 30, 2014, the Trust may redeem the TD CaTS IV - Series 1, subject to regulatory consent, for a price per $1,000 principal amount of TD CaTS IV - Series 1 redeemed (a) on any day that is not a Series 1 Interest Reset Date equal to the greater of par and a price calculated to provide an annual yield equal to the yield of a GOC bond maturing on the next Series 1 Interest Reset Date plus (i) 1.6875% if the redemption date is prior to June 30, 2019 or (ii) 3.375% if the redemption date is on or after June 30, 2019, or (b) on a Series 1 Interest Reset Date equal to par, together in each case with accrued and unpaid interest. On or after June 30, 2014, the Trust may redeem the TD CaTS IV - Series 2, subject to regulatory consent, for a price per $1,000 principal amount of TD CaTS IV - Series 2 redeemed (a) on any day that is not a Series 2 Interest Reset Date equal to the greater of par and a price calculated to provide an annual yield equal to the yield of a GOC bond maturing on the next Series 2 Interest Reset Date plus (i) 1.62% if the redemption date is prior to June 30, 2039 or (ii) 3.24% if the redemption date is on or after June 30, 2039, or (b) on a Series 2 Interest Reset Date equal to par, together in each case with accrued and unpaid interest.
Holders of TD CaTS IV Notes may, in certain circumstances, be required to invest interest paid on the TD CaTS IV Notes in non-cumulative Class A First Preferred Shares of the Bank. In addition, in certain circumstances, the TD CaTS IV Notes will be exchanged automatically, without the consent of the holders, for non-cumulative Class A First Preferred Shares, Series A10 of the Bank.

Note 7: NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	As at
(millions of Canadian dollars)	July 31, 2009	Oct. 31, 2008
REIT preferred stock, Series A	$530	$523
TD Capital Trust III Securities - Series 2008	987	990
Other	44	47
Total non-controlling interests in subsidiaries	$1,561	$1,560

Note 8: SHARE CAPITAL

Shares Issued and Outstanding
			As at
	July 31, 2009		Oct. 31, 2008
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common shares:
Balance at beginning of year	810.1	$13,241	717.8	$6,577
Issued on exercise of stock options	2.6	135	4.6	255
Issued as a result of dividend reinvestment plan	6.8	324	4.6	274
Issued for cash	34.9	1,381	-	-
Issued on the acquisition of Commerce	-	-	83.3	6,147
Impact of shares acquired for trading purposes1	(0.3)	(8)	(0.2)	(12)
Balance at end of period - common shares	854.1	$15,073	810.1	$13,241
Preferred shares (Class A):
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	10.0	250
Series S	10.0	250	10.0	250
Series Y	10.0	250	10.0	250
Series AA	10.0	250	10.0	250
Series AC	8.8	220	-	-
Series AE	12.0	300	-	-
Series AG	15.0	375	-	-
Series AI	11.0	275	-	-
Series AK	14.0	350	-	-
Balance at end of period - preferred shares	135.8	$3,395	75.0	$1,875
1   Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

COMMON SHARES
On December 5, 2008, the Bank issued 35 million common shares for gross cash consideration of $1.4 billion. The common shares qualify as Tier 1 capital of the Bank.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 41

PREFERRED SHARES
5-Year Rate Reset Preferred Shares, Series AC
On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AC shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AE
On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AE shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AG
On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AG shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AI
On March 6, 2009, the Bank issued 11 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AI for gross cash consideration of $275 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including March 6, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.15%. Holders of the Series AI shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AJ, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AI shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AI shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AK
On April 3, 2009, the Bank issued 14 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AK for gross cash consideration of $350 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including April 3, 2009 to but excluding July 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.33%. Holders of the Series AK shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AL, subject to certain conditions, on July 31, 2014, and on July 31 every five years thereafter and vice versa. The Series AK shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on July 31, 2014 and on July 31 every five years thereafter. The Series AK shares qualify as Tier 1 capital of the Bank.

Note 9: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives. Effective April 30, 2009 for accounting purposes, and effective October 31, 2008 for regulatory reporting purposes, the reporting period of the U.S. entities was aligned with the rest of the Bank. Prior to April 30, 2009 and October 31, 2008, the Bank’s financial statements and regulatory capital, respectively, were calculated incorporating TD Banknorth and Commerce on a one month lag.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 42

During the nine months ended July 31, 2009, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. Effective November 1, 2008, substantial investments held prior to January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital.
The Bank’s regulatory capital position was as follows:

Regulatory Capital Position
		As at
(millions of Canadian dollars)	July 31, 2009	Oct. 31, 2008
Tier 1 capital	$21,219	$20,679
Tier 1 capital ratio1	11.2%	9.8%
Total capital2	$27,906	$25,348
Total capital ratio3	14.7%	12.0%
Assets-to-capital multiple4	16.6	19.3
1	Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2	Total capital includes Tier 1 and Tier 2 capital.
3	Total capital ratio is calculated as Total capital divided by RWA.
4
The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees, less investments in associated corporations, goodwill and net intangibles, divided by Total adjusted capital.

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively.

Note 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at July 31:

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
		As at
(millions of Canadian dollars)	July 31, 20091	Oct. 31, 2008
Net unrealized loss on available-for-sale securities, net of hedging activities	$(153)	$(1,409)
Net unrealized foreign currency translation loss on investments in subsidiaries, net of hedging activities	(1,114)	(1,633)
Net gain on derivatives designated as cash flow hedges	1,865	1,393
Accumulated other comprehensive income (loss) balance as at end of period	$598	$(1,649)
1
This includes the impact of other comprehensive income of U.S. entities for January 2009, as explained in Note 1, and consists of the following: unrealized gains on AFS securities, net of hedging activities - $199 million; unrealized foreign currency translation gains on investments in subsidiaries, net of hedging activities - $166 million; and losses on derivatives designated as cash flow hedges - $36 million.

Note 11: STOCK-BASED COMPENSATION

For the three and nine months ended July 31, 2009, the Bank recognized compensation expense for stock option awards of $8 million and $25 million, respectively (three and nine months ended July 31, 2008 - $5 million and $16 million, respectively).
During the three months ended July 31, 2009 and July 31, 2008, there were no options granted by the Bank. During the nine months ended July 31, 2009, 4 million (nine months ended July 31, 2008 - 2 million) options were granted by the Bank with a weighted-average fair value of $7.62 per option (nine months ended July 31, 2008 - $10.80 per option).
The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following assumptions were used:

Assumptions Used for Estimating Fair Value of Options
	For the nine months ended
	July 31 2009	July 31 2008
Risk-free interest rate	2.2%	3.8%
Expected option life	5.6 years	5.5 years
Expected volatility	23.9%	15.9%
Expected dividend yield	3.00%	2.85%

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 43

Note 12: EMPLOYEE FUTURE BENEFITS

The Bank’s principal pension plans, The Pension Fund Society of the Toronto-Dominion Bank (the Society) and the TD Pension Plan (Canada) (the Plan), are defined benefit plans. The Society was closed to new members on January 30, 2009 and the Plan commenced on March 1, 2009. Benefits under the principal pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last 10 years of combined plan membership.

The expenses for the Bank’s pension plans and Principal Non-Pension Post-Retirement Benefit Plan are as follows:

Principal Pension Plans Pension Expense
	For the three months ended		For the nine months ended
(millions of Canadian dollars)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Elements of pension plan expense before adjustments to recognize the long term nature of the cost:
Service cost - benefits earned	$18	$21	$50	$58
Interest cost on projected benefit obligation	38	33	108	96
Actual return on plan assets	(68)	(71)	342	36
Plan amendments	-	-	-	7
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets1	35	33	(443)	(150)
Actuarial losses2	13	5	18	10
Plan amendments3	(4)	2	7	-
Total	$32	$23	$82	$57
1
For the three months ended July 31, 2009, includes expected return on plan assets of $33 million (three months ended July 31, 2008 - $38 million) less actual return on plan assets of $68 million (three months ended July 31, 2008 - $71 million). For the nine months ended July 31, 2009, includes expected return on plan assets of $101 million (nine months ended July 31, 2008 - $114 million) less actual return on plan assets of $(342) million (nine months ended July 31, 2008 - $(36) million).

2
For the three months ended July 31, 2009, includes loss recognized of $13 million (three months ended July 31, 2008 - $5 million) less actuarial losses on projected benefit obligation of nil (three months ended July 31, 2008 - nil). For the nine months ended July 31, 2009, includes loss recognized of $18 million (nine months ended July 31, 2008 - $10 million) less actuarial losses on projected benefit obligation of nil (nine months ended July 31, 2008 - nil).

3
For the three months ended July 31, 2009, includes amortization of costs for plan amendments of $(4) million (three months ended July 31, 2008 - $2 million) less actual cost amendments of nil (three months ended July 31, 2008 - nil). For the nine months ended July 31, 2009, includes amortization of costs for plan amendments of $7 million (nine months ended July 31, 2008 - $7 million) less actual cost amendments of nil (nine months ended July 31, 2008 - $7 million).

Other Pension Plans’ Expense
	For the three months ended		For the nine months ended
(millions of Canadian dollars)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
CT Defined Benefit Pension Plan	$1	$1	$3	$3
TD Banknorth Defined Benefit Pension Plan1	(3)	1	(8)	-
Supplemental employee retirement plans	8	8	24	24
Total	$6	$10	$19	$27
1	TD Banknorth Defined Benefit Pension Plan was frozen as of December 31, 2008, and no service credits can be earned after that date.

Principal Non-Pension Post-Retirement Benefit Plan Expense
	For the three months ended		For the nine months ended
(millions of Canadian dollars)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Elements of non-pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost - benefits earned	$2	$3	$6	$9
Interest cost on projected benefit obligation	5	6	15	17
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses	-	1	-	4
Plan amendments	(1)	(1)	(4)	(4)
Total	$6	$9	$17	$26

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 44

Cash Flows
The Bank’s contributions to its pension plans and its Principal Non-Pension Post-Retirement Benefit Plan are as follows:

Plan Contributions
	For the three months ended		For the nine months ended
(millions of Canadian dollars)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Principal pension plans	$505	$30	$554	$67
CT Defined Benefit Pension Plan	-	(1)	-	(1)
TD Banknorth Defined Benefit Pension Plan	-	1	-	1
Supplemental employee retirement plans	6	1	12	8
Principal Non-Pension Post-Retirement Benefit Plan	3	3	7	7
Total	$514	$34	$573	$82

As at July 31, 2009, the Bank expects to contribute an additional $66 million to its principal pension plans, nil to its CT Defined Benefit Pension Plan, nil to its TD Banknorth Defined Benefit Pension Plan, $7 million to its supplemental employee retirement plans and $2 million to its Principal Non-Pension Post-Retirement Benefit Plan by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 13: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at July 31 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended		For the nine months ended
(millions of Canadian dollars, except as noted)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Basic earnings per share
Net income available to common shareholders	$863	$980	$2,123	$2,783
Average number of common shares outstanding (millions)	851.5	804.0	844.3	756.8
Basic earnings per share (Canadian dollars)	$1.01	$1.22	$2.51	$3.68

Diluted earnings per share
Net income available to common shareholders	$863	$980	$2,123	$2,783
Average number of common shares outstanding (millions)	851.5	804.0	844.3	756.8
Stock options potentially exercisable as determined under the treasury stock method1 (millions)	3.9	7.0	2.2	6.4
Average number of common shares outstanding - diluted (millions)	855.4	811.0	846.5	763.2
Diluted earnings per share1 (Canadian dollars)	$1.01	$1.21	$2.51	$3.65
1
For the nine months ended July 31, 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 17.0 million with a weighted-average exercise price of $64.08 as the option price was greater than the average market price of the Bank’s common shares. For the nine months ended July 31, 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of 5.0 million with a weighted-average exercise price of $69.19 as the option price was greater than the average market price of the Bank’s common shares.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 45

Note 14: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Results for these segments for the three and nine months ended July 31 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking1		Wealth Management1		U.S. Personal and Commercial Banking1,2,3		Wholesale Banking4		Corporate4		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the three months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	$1,650	$1,485	$65	$89	$873	$759	$527	$348	$(282)	$(244)	$2,833	$2,437
Non-interest income	797	777	497	520	263	267	349	(20)	(72)	56	1,834	1,600
Total revenue	2,447	2,262	562	609	1,136	1,026	876	328	(354)	(188)	4,667	4,037
Provision for (reversal of) credit losses	290	194	-	-	183	76	32	30	52	(12)	557	288
Non-interest expenses	1,170	1,129	424	421	783	610	326	281	342	260	3,045	2,701
Income (loss) before income taxes	987	939	138	188	170	340	518	17	(748)	(436)	1,065	1,048
Provision for (recovery of) income taxes	310	295	43	61	(2)	96	191	(20)	(333)	(310)	209	122
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	28	8	28	8
Equity in net income of an associated company, net of income taxes	-	-	68	74	-	-	-	-	16	5	84	79
Net income (loss)	$677	$644	$163	$201	$172	$244	$327	$37	$(427)	$(129)	$912	$997
Total assets (billions of Canadian dollars)
- balance sheet	$180.1	$170.5	$18.7	$14.8	$144.1	$117.6	$167.3	$181.6	$34.4	$24.3	$544.6	$508.8
- securitized	53.3	39.1	-	-	-	-	3.9	2.7	(12.8)	(12.9)	44.4	28.9

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking1		Wealth Management1		U.S. Personal and Commercial Banking1,2,3		Wholesale Banking4		Corporate4		Total
	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31	July 31
For the nine months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	$4,680	$4,301	$203	$259	$2,767	$1,380	$1,909	$854	$(1,058)	$(711)	$8,501	$6,083
Non-interest income	2,335	2,242	1,415	1,478	844	573	426	510	(379)	143	4,641	4,946
Total revenue	7,015	6,543	1,618	1,737	3,611	1,953	2,335	1,364	(1,437)	(568)	13,142	11,029
Provision for (reversal of) credit losses	842	557	-	-	523	148	157	96	228	(26)	1,750	775
Non-interest expenses	3,499	3,320	1,257	1,187	2,407	1,142	1,070	893	883	593	9,116	7,135
Income (loss) before income taxes	2,674	2,666	361	550	681	663	1,108	375	(2,548)	(1,135)	2,276	3,119
Provision for (recovery of) income taxes	824	842	113	180	38	192	343	82	(1,132)	(779)	186	517
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	84	25	84	25
Equity in net income of an associated company, net of income taxes	-	-	193	229	-	-	-	-	43	13	236	242
Net income (loss)	$1,850	$1,824	$441	$599	$643	$471	$765	$293	$(1,457)	$(368)	$2,242	$2,819
1
Effective the third quarter ended July 31, 2008, the Bank transferred the U.S. insurance and credit card businesses to Canadian Personal and Commercial Banking, and the U.S. wealth management businesses to Wealth Management for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

2	Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking include Commerce. For details, see Note 31 to the 2008 Annual Report.
3
As explained in Note 1, effective the second quarter ended April 30, 2009, as a result of the alignment of reporting period of the U.S. entities, TD Banknorth and Commerce are consolidated using the same period as the Bank.

4	The taxable equivalent basis increase to net interest income and provision for income taxes, reflected in Wholesale Banking results, is reversed in the Corporate segment.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 46

Note 15: FINANCIAL INSTRUMENTS

Hedge Accounting

Hedge accounting results were as follows:

Hedge Accounting Results
	For the three months ended		For the nine months ended
(millions of Canadian dollars)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Fair value hedges
Net gain arising from hedge ineffectiveness	$1.2	$1.3	$21.1	$9.9
Cash flow hedges
Net gain (loss) arising from hedge ineffectiveness	$0.3	$(0.9)	$(4.3)	$0.5

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities and the change in fair value related to these portions in each period are included in the Interim Consolidated Statement of Income. The effect of this exclusion was not significant for the three and nine months ended July 31, 2009.
During the nine months ended July 31, 2009, there were no firm commitments that no longer qualified as hedges.
Over the next twelve months, the Bank expects approximately $1.0 billion in net gains reported in other comprehensive income as at July 31, 2009 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows from anticipated transactions is 30 years. During the nine months ended July 31, 2009, there were no forecasted transactions that failed to occur.

Financial Instruments Designated as Trading under the Fair Value Option
Financial assets and financial liabilities, other than those classified as trading, may be designated as trading under the fair value option if fair values are reliably measurable, the asset or liability meets one or more of the criteria set out in Note 2 to the 2008 Consolidated Financial Statements, and the asset or liability is so designated by the Bank on initial recognition.
The total fair value of the securities designated as trading under the fair value option was $3,090 million as at July 31, 2009 (October 31, 2008 - $6,402 million). These securities are recorded in trading securities on the Consolidated Balance Sheet.
The total fair value of the loans designated as trading under the fair value option was $362 million as at July 31, 2009 (October 31, 2008 - $510 million). These loans are recorded in business and government loans on the Consolidated Balance Sheet.
During the three months ended July 31, 2009, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $(103) million (three months ended July 31, 2008 - $(10) million). During the nine months ended July 31, 2009, income (loss) representing net changes in the fair value of financial assets designated as trading under the fair value option was $232 million (nine months ended July 31, 2008 - $(54) million). Income (loss) from financial instruments designated as trading under the fair value option is recorded in other income in the Consolidated Income Statement. This income (loss) is primarily offset by the changes in the fair value of derivatives used to economically hedge these assets and are recorded in other income in the Consolidated Income Statement.

Note 16: RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives, the Bank incurred integration charges of $109 million and $265 million during the three and nine months ended July 31, 2009, respectively. Integration charges consisted of costs related to resources dedicated to the integration, employee retention costs, external professional consulting charges, marketing costs (including customer communication and rebranding) and integration related travel costs. In the Interim Consolidated Statement of Income, the integration charges are included in other non-interest expenses.
During the first quarter ended January 31, 2009, the Bank incurred $27 million of restructuring charges. Restructuring charges consisted of estimated lease termination costs for approximately 50 legacy TD Banknorth branches that were closed and consolidated with nearby branches in connection with the Commerce integration. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs. No restructuring charges were recorded in the second quarter ended April 30, 2009 and the third quarter ended July 31, 2009. As at July 31 2009, the remaining balance of the restructuring liability related to the acquisition of Commerce was $28 million. Restructuring and integration charges included in the Interim Consolidated Statement of Income are presented in the following table:

Commerce Restructuring and Integration Charges
	For the three months ended		For the nine months ended
(millions of Canadian dollars)	July 31 2009	July 31 2008	July 31 2009	July 31 2008
Restructuring costs	$-	$-	$27	$48
Integration charges1	109	23	265	23
1
These amounts do not include integration charges of $25 million included directly in retained earnings, in the second quarter this year, as a result of the alignment of reporting period of U.S. entities, as explained in Note 1.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 47

Note 17: OTHER NON-INTEREST EXPENSES

Other non-interest expenses include the following:
a)
A special assessment charge of $55 million before tax ($35 million after tax) or US$49 million before tax (US$31 million after tax) was included in the third quarter ended July 31, 2009, which was finalized by the Federal Deposit Insurance Corporation (FDIC), in the U.S., on May 22, 2009.

b)
A charge in the second quarter ended April 30, 2009 for settlement of TD Banknorth shareholder litigation. Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final.

Note 18: ACQUISITIONS AND DISPOSITIONS

Commerce Bancorp, Inc.
During the nine months ended July 31, 2009, goodwill decreased by $56 million to $6,274 million, primarily due to the completion of the valuation of the loan portfolio and a corresponding future income tax liability. The purchase price allocation, including the valuation of the assets and liabilities, was completed on March 31, 2009. There were no changes to goodwill in the current quarter.

TD AMERITRADE Holding Corporation
As at July 31, 2009, the Bank’s reported investment in TD AMERITRADE Holding Corporation (TD Ameritrade) was 45.2% of the issued and outstanding shares of TD Ameritrade.
   As a result of the issuance of shares on June 11, 2009 by TD Ameritrade in connection with its acquisition of thinkorswim Group Inc., the Bank’s ownership position in TD Ameritrade decreased from 47.5% as at April 30, 2009 to 45.2% as at July 31, 2009.
On January 24, 2009, the limit in the Bank’s beneficial ownership of TD Ameritrade under the Stockholders’ Agreement increased from 39.9% to 45%. Pursuant to the terms of the Stockholder's Agreement, the Bank will not exercise the voting rights in respect of any shares held in excess of the 45% limit. On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet Limited (Lillooet) at a hedged cost to the Bank of US$515 million. As Lillooet was consolidated in the Bank’s Consolidated Financial Statements, the replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the Bank.

Note 19: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section, included on pages 21 to 23 of the MD&A, relating to credit, market and liquidity risks are an integral part of the Interim Consolidated Financial Statements. For a complete discussion of our risk management policies and procedures refer to the shaded sections presented on pages 68 to 76 of the Bank’s 2008 Annual Report.

TD BANK FINANCIAL GROUP • THIRD QUARTER 2009 REPORT TO SHAREHOLDERS	Page 48

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or
www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders: 201-680-6610
www.bnymellon.com/shareowner

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call in Mount Laurel, New Jersey on August 27, 2009. The call will be webcast live via TDBFG's website at 3 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the third quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at www.td.com/investor/qr_2009.jsp on August 27, 2009, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or 1-800-733-7560 (toll free).

The webcast and presentations will be archived at www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from 6 p.m. ET on August 27, 2009, until September 27, 2009, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 21311158#.

Annual Meeting
Thursday, March 25, 2010
Fairmont Le Château Frontenac
Quebec City, Quebec